EXHIBIT 99.1

This description of Hydro-Québec is dated as of April 7, 2022 and appears as Exhibit 99.1 to Hydro-Québec’s annual report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2021.

This document may be delivered to you at any time but you should assume that the information herein is accurate only as of April 7, 2022, unless otherwise indicated. Hydro-Québec’s business, financial condition, results of operations and prospects may have changed since that date.

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Hydro-Québec, unless it is included in a registration statement filed under the Securities Act of 1933, as amended.

WHERE YOU CAN FIND MORE INFORMATION

This document appears as an exhibit to Hydro-Québec’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on Form 18-K for the fiscal year ended December 31, 2021 (the “Annual Report”). Additional information with respect to Hydro-Québec is available in the annual report or in other exhibits or amendments to the annual report.

You may access any document we file with the SEC through the SEC’s Electronic Data Gathering, Analysis, and Retrieval system, which is commonly known by the acronym EDGAR, on the SEC’s website at http://www.sec.gov.

This document is available on our website at www.hydroquebec.com. However, any other information available on our website shall not be deemed to form a part of this document or the annual report to which it appears as an exhibit. You may request a copy of these filings at no cost by writing to Hydro-Québec at Documentation_finance@hydro.qc.ca.

FORWARD-LOOKING STATEMENTS

Various statements made throughout this document are forward looking and contain information about financial results, economic conditions and trends, including, without limitation, the statements under the captions Corporate Outlook and Management’s Discussion and Analysis. The words “estimate,” “believe,” “expect,” “forecast,” “anticipate,” “intend” and “plan” and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Such factors may include, among others, business risks, such as variations in runoff that affect hydroelectric plant performance, and general levels of economic activity which affect demand for electricity, and risks related to economic parameters, such as changes in interest and exchange rates or the effects of phenomena such as the COVID-19 pandemic. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar in order to permit the rate to be determined by fundamental forces without intervention except as required to maintain orderly conditions. Annual average spot exchange rates for the U.S. dollar, in which some debt of Hydro-Québec is denominated, expressed in Canadian dollars, are shown below.

Foreign Currency	2017	2018	2019	2020	2021	2022[a]
United States Dollar	$1.2984	$1.2962	$1.3270	$1.3410	$1.2536	$1.2665

a)    Monthly average through the end of February 2022.

Sources: Bank of Canada (through April 21, 2017) and Bloomberg L.P.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

MAP OF HYDRO-QUÉBEC'S MAJOR FACILITIES

Generating station rated 245 MW or more
Hydro
Thermal
Other facilities
Generating station under construction
735-kV substation
735-kV substation under construction
735-kV line
735-kV line under construction
450-kV direct-current line
Interconnection
Neighboring system (simplified)
Baie d'Hudson
(Hudson Bay)
Baie James
(James Bay)
QUÉBEC
La Grande-1
La Grande-2-A
Robert-Bourassa
La Grande-3
La Grande-4
Laforge-1
Laforge-2
Brisay
Eastmain-1
Bernard-Landry
1927 Privy Council border
(not final)
Romaine-4
Romaine-3
Romaine-2
Romaine-1
Sainte-Marguerite-3
Manic-5-PA
Manic-5
Toulnustouc
René-Lévesque
Outardes-4
Outardes-3
Jean-Lesage
Outardes-2
Péribonka
Bersimis-1
Bersimis-2
Île d'Anticosti
Fleuve Saint-Laurent
(St. Lawrence River)
Trenche
Beaumont
La Tuque
Québec
Bécancour
Carillon
Montréal
Beauharnois
ONTARIO
Toronto
Lake Ontario
UNITED STATES
VERMONT
NEW HAMPSHIRE
MAINE
NEW YORK
MASSACHUSETTS
Boston
CONNECTICUT
R.I.
PENNSYLVANIA
NEW JERSEY
New York
NEW BRUNSWICK
PRINCE EDWARD ISLAND
NOVA SCOTIA
Îles de la Madeleine
Atlantic Ocean
U.S.A.
Canada
Québec
United States
Mexico
0
75
150 km
Lambert, NAD83
80°
75°
70°
65°
55°
50°
45°
40°

FIVE-YEAR REVIEW

CONSOLIDATED AND SELECTED FINANCIAL INFORMATION

	Years ended December 31
	2017	2018	2019	2020	2021
$M
OPERATIONS

Revenue	13,468	14,370	14,021	13,594	14,526

Expenditure
Operations	2,664	2,843	2,818	3,146	3,288
Other components of employee future benefit cost	(322)	(340)	(557)	(494)	(743)
Electricity purchases	2,005	2,167	2,227	2,204	2,169
Depreciation and amortization	2,686	2,685	2,782	2,694	2,689
Taxes	1,076	1,111	1,133	1,138	1,191
	8,109	8,466	8,403	8,688	8,594

Income before financial expenses	5,359	5,904	5,618	4,906	5,932

Financial expenses	2,513	2,712	2,695	2,603	2,368

Net income	2,846	3,192	2,923	2,303	3,564

DIVIDEND	2,135	2,394	2,192	1,727	2,673

BALANCE SHEET SUMMARY
Total assets	75,769	76,989	78,563	80,895	82,698
Long-term debt, including current portion and perpetual debt	45,259	46,335	45,767	48,413	49,698
Equity	19,755	21,209	21,448	21,322	23,260

INVESTMENTS AFFECTING CASH
Property, plant and equipment and intangible assets	3,754	3,402	3,614	3,366	4,223

FINANCIAL RATIOS
Return on equity[a]	12.9%	14.0%	12.4%	9.5%	14.3%
Capitalization[b]	30.7%	31.8%	32.3%	31.0%	32.0%
Profit margin[c]	21.1%	22.2%	20.8%	16.9%	24.5%
Interest coverage[d]	2.13	2.18	2.07	1.89	2.52
Self-financing[e]	66.6%	63.9%	48.6%	12.8%	52.2%

a)	Net income divided by average equity for the year less average accumulated other comprehensive income for the year.
b)

Equity divided by the sum of equity, long-term debt, current portion of long-term debt, perpetual debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.

c)	Net income divided by revenue.
d)	Sum of income before financial expenses and net investment income divided by interest on debt securities.
e)

Cash flows from operating activities less dividend paid, divided by the sum of cash flows from investing activities, excluding net change in short-term investments and sinking fund, and repayment of long-term debt.

FIVE-YEAR REVIEW (CONTINUED)

OPERATING STATISTICS

	Years ended December 31
	2017	2018	2019	2020	2021

GWh
Electricity sales
In Québec, by segment
Residential	66,111	69,566	70,688	68,647	67,572
Commercial, institutional and small industrial	45,816	47,659	47,894	45,146	46,157
Large industrial	53,699	50,252	50,358	52,096	55,779
Other	5,077	5,337	5,640	5,557	5,721

	170,703	172,814	174,580	171,446	175,229
Outside Québec
Canada/U.S.	34,935	36,524	34,789	32,397	36,190
Total electricity sales	205,638	209,338	209,369	203,843	211,419

$M
Revenue from electricity sales
In Québec, by segment
Residential	5,285	5,591	5,752	5,535	5,522
Commercial, institutional and small industrial	3,873	4,016	4,056	3,853	3,957
Large industrial	2,288	2,196	2,279	2,208	2,498
Other	317	331	342	333	342

	11,763	12,134	12,429	11,929	12,319
Outside Québec
Canada/U.S.	1,651	1,731	1,510	1,395	1,919
Total revenue from electricity sales	13,414	13,865	13,939	13,324	14,238

As at December 31
Number of customer accounts
In Québec, by segment
Residential	3,958,300	3,994,491	4,032,426	4,076,286	4,128,692
Commercial, institutional and small industrial	316,430	317,608	319,225	321,562	323,501
Large industrial	184	185	186	189	193
Other	4,582	4,630	4,705	4,763	4,812
Total customer accounts	4,279,496	4,316,914	4,356,542	4,402,800	4,457,198

FIVE-YEAR REVIEW (CONTINUED)

OPERATING STATISTICS (CONTINUED)

	Years ended December 31
	2017	2018	2019	2020	2021

MW
Installed capacity
Hydroelectric	36,767	36,767	36,700	36,687	36,694
Thermal	542	543	543	544	544
Photovoltaic	-	-	-	-	10
Total installed capacity	37,309	37,310	37,243	37,231	37,248	[a]

GWh
Total energy requirements[b]	226,824	230,795	229,959	223,869	231,913

MW
Peak power demand in Québec[c]	38,204	38,319	36,159	36,576	40,537

km*
Lines (overhead and underground)
Transmission	34,479	34,361	34,802	34,826	34,775	[d]
Distribution	224,033	224,659	225,304	226,752	226,949
Total lines (overhead and underground)	258,512	259,020	260,106	261,578	261,724

a)

In addition to the generating capacity of our own facilities, we have access to almost all the output from Churchill Falls generating station (5,428 MW) under a contract with Churchill Falls (Labrador) Corporation Limited that will remain in effect until 2041. We also purchase all the output from 43 wind farms (3,906 MW) and 56 hydroelectric generating stations (705 MW) and almost all the output from 13 biomass and 5 biogas cogeneration plants (419 MW) operated by independent power producers. Moreover, 554 MW are available under long-term contracts.

b)	Total energy requirements consist of kilowatthours delivered within Québec and to neighboring systems.
c)

The 2021 figure was valid as at March 25, 2022. The values indicated reflect demand at the annual domestic peak for the winter beginning in December, including interruptible power. The 2021–2022 winter peak occurred at 6:00 p.m. on January 11, 2022.

d)	34,503 km of lines operated by the Transmission Provider (as defined herein) and 272 km by the Distributor (as defined herein).

*	1 km = 0.62 miles

OTHER INFORMATION

	2017	2018	2019	2020	2021

Rate increase as at April 1[a]	0.7%	0.3%	0.9%	-	1.3%

As at December 31
Total number of employees[b]
Permanent	17,338	16,960	16,977	17,414	18,163
Temporary	2,448	2,944	2,500	2,597	3,005
	19,786	19,904	19,477	20,011	21,168

Representation of target groups
Women	28.9%	28.8%	29.2%	28.5%	28.5%
Other[c]	8.1%	8.9%	10.4%	10.7%	11.9%

a)

Excluding Rate L (see “Distribution – Electricity Rates”). Rate L is the rate that applies to an annual contract whose minimum billing demand is 5,000 kW or more and which is principally related to an industrial activity (“Rate L”).

b)	Excluding employees of subsidiaries and joint ventures.
c)	Self-reported members (men and women) of the following groups: Indigenous peoples, ethnic minorities, visible minorities and people with disabilities.

UNITS OF MEASURE

V: volt (a unit for measuring voltage)
kV: kilovolt (one thousand volts)
W: watt (a unit for measuring power)	Wh: watthour (a unit for measuring electric energy)
kW: kilowatt (one thousand watts)	kWh: kilowatthour (one thousand watthours)
MW: megawatt (one million watts)	MWh: megawatthour (one million watthours)
GW: gigawatt (one billion watts)	GWh: gigawatthour (one billion watthours)
TWh: terawatthour (one trillion watthours)

HYDRO-QUÉBEC

GENERAL

We operate one of the major systems in Canada for the generation, transmission and distribution of electric power. We supply virtually all electric power distributed in Québec, the largest province in Canada in land area and the second largest in population.

Hydro-Québec was created in 1944 by the Hydro-Québec Act of the Parliament of Québec and is an agent of Québec. All capital stock of Hydro-Québec is held by the Minister of Finance on behalf of the Government of Québec (the “Government”).

Our head office is located at 75 René-Lévesque Boulevard West, Montréal, Québec, Canada.

We have carried on our activities in the four reportable business segments defined below. The other business segments and activities are grouped together under Corporate and Other Activities for reporting purposes. As at December 31, 2021, these segments and groups were as follows:

•

Generation: The Generation segment (Groupe – Innovation, production, santé, sécurité et environnement (Innovation, Generation, Health, Safety and Environment Group), in its role as power generator in Québec) (the “Generator”) operates and develops our generating facilities in Québec. It provides the Distributor (as defined below) with a base volume of up to 165 TWh of heritage pool electricity annually (“Heritage Pool Electricity”). Since 2014, the Heritage Pool Electricity has been subject to a yearly indexation (see “Regulatory Framework – Energy Board Act”). The authorized average price was 3.01¢/kWh for 2020 and 3.08¢/kWh for 2021. In addition, the Generator may also compete for contracts under the Distributor’s open tendering process. It sells electricity on wholesale markets as well;

•

Transmission: The Transmission segment (Groupe – TransÉnergie et équipement (TransÉnergie and Construction Group), in its role as provider of power transmission services in Québec) (the “Transmission Provider”) operates and develops our power transmission system. It markets system capacity and manages power flows throughout Québec;

•

Distribution: The Distribution segment (Groupe – Distribution, approvisionnement et services partagés (Distribution, Procurement and Shared Services Group), in its role as power distributor in Québec) (the“Distributor”) operates and develops our distribution system and provides electricity to the Québec market. It delivers power and services to its customers with a view to efficiency and sustainable development. In this context, it also promotes energy efficiency among its customers;

•

Construction: The Construction segment consists of activities related to projects carried out by Groupe – TransÉnergie et équipement (TransÉnergie and Construction Group) and by Société d’énergie de la Baie James (“SEBJ”) (collectively, the “Construction Segment”). It is responsible for construction and refurbishment projects throughout Québec, including in the territory north of the 49th parallel that is governed by the James Bay and Northern Québec Agreement (the “JBNQA”), where SEBJ is the entity responsible for building generating facilities. SEBJ may also carry out certain projects elsewhere in Québec and outside the province; and

•

Corporate and Other Activities: The corporate groups support our operating groups in the achievement of their business objectives. Corporate and Other Activities includes all corporate activities, which are handled by the following groups: the Groupe – Direction financière (Financial Management Group), Groupe – Affaires corporatives et juridiques et gouvernance (Corporate and Legal Affairs and Governance Group), Groupe – Expérience client, communications et relations avec les communautés (Customer Experience, Communications and Community Relations Group), Groupe – Talents, culture et évolution (Talent, Culture and Corporate Evolution Group), Groupe – Gestion intégrée des risques (Integrated Risk Management Group) and Groupe – Audit interne (Internal Audit Group). It also encompasses the activities of the Groupe – Technologies de l’information et des communications (Information and Communications Technologies Group), Groupe – Stratégies d’entreprise et développement des affaires (Corporate Strategy and Business Development Group), Direction principale – Approvisionnement stratégique (Strategic Procurement Unit), Direction principale – Centre de services partagés (Shared Services Center Unit), Direction principale – Santé, sécurité et environnement (Health, Safety and Environment Unit), Direction principale – Institut de recherche d’Hydro-Québec (Hydro-Québec Research Institute Unit) and Direction principale – Filiales et innovations commerciales (Commercial Subsidiaries and Innovations Unit), as well as intersegment eliminations and adjustments.

GENERATION

The Generator produces power to supply the Québec market and sells power on wholesale markets.

The following subsidiaries, affiliates and interests are also part of this segment:

•	Churchill Falls (Labrador) Corporation Limited (“CF(L)Co”) (34.2% interest; hydroelectric generation activities);

•	HQ Manicouagan inc. (wholly-owned; holds a 60% interest in Manicouagan Power Limited Partnership, which owns and operates a generating station (McCormick) located on the Rivière Manicouagan);

•

Marketing d’énergie HQ inc. (HQ Energy Marketing Inc.) (“HQEM”) (wholly-owned; conducts energy transactions in other Canadian provinces and holds shares in energy trading companies in Canada and the United States);

•	H.Q. Energy Services (U.S.) Inc. (“HQUS”) (wholly-owned subsidiary of HQEM; power marketer in the United States); and

•	Hydro Renewable Energy Inc. (“HRE”) (wholly-owned subsidiary of HQEM; participates in the development of new projects in the United States).

GENERATION OPERATIONS

Facilities

In Québec, our electric generation system comprises 87 generating stations currently in service, of which 61 are hydroelectric, 2 are photovoltaic solar and 24 are thermal; with a total installed capacity of 37,248 MW as of December 31, 2021.

The following table lists the generating stations in service as of such date.

GENERATING STATIONS IN SERVICE IN QUÉBEC

Name of Facility	Year(s) Commissioned[a]	Capacity
		MW
Hydroelectric[b]
Robert-Bourassa	1979-1981	5,616
La Grande-4	1984-1986	2,779
La Grande-3	1982-1984	2,417
La Grande-2-A	1991-1992	2,106
Beauharnois	1932-1961	1,912
Manic-5	1970-1971	1,596
La Grande-1	1994-1995	1,436
René-Lévesque (Manic-3)	1975-1976	1,326
Jean-Lesage (Manic-2)	1965-1967	1,229
Bersimis-1	1956-1959	1,178
Manic-5-PA	1989-1990	1,064
Outardes-3	1969	1,026
Sainte-Marguerite-3	2003-2004	882
Laforge-1	1993-1994	878
Bersimis-2	1959-1960	845
Outardes-4	1969	785
Bernard-Landry (Eastmain-1-A)	2011-2012	768
Carillon	1962-1964	753
Romaine-2	2014	640
Toulnustouc	2005	526
Outardes-2	1978	523
Eastmain-1	2006	480
Brisay	1993	469
Romaine-3	2017	395
Péribonka	2007-2008	385
Laforge-2	1996	319
Trenche	1950-1955	302
La Tuque	1940-1955	294
Romaine-1	2015	270
Beaumont	1958-1959	270
McCormick	1951-1965	235
Rocher-de-Grand-Mère	2004	230
Paugan	1928-1956	216
Rapide-Blanc	1934-1955	211
Shawinigan-2	1911-1929	200
Shawinigan-3	1948-1949	194
Manic-1	1966-1967	184
Rapides-des-Îles	1966-1973	176
Chelsea	1927-1939	152
Sarcelle	2013	150
La Gabelle	1924-1931	131
Première-Chute	1968-1975	131
Les Cèdres	1914-1924	113
Rapides-des-Quinze	1923-1955	109
Rapides-Farmer	1927-1947	104
Other (16 generating stations rated less than 100 MW)	1915-2009	689
Total		36,694
Photovoltaic solar[c]
Gabrielle-Bodis	2021	8
Robert-A.-Boyd	2021	2
Total		10

Thermal
Bécancour (gas turbine)	1992-1993	411
Other (23 diesel plants on off-grid systems)[d]	1967-2017	133
Total		544

a)    Indicates year(s) when facilities began commercial operation.

b)    60 facilities are managed by the Generator and one facility is managed by the Distributor.

c)    Managed by the Generator.

d)    Managed by the Distributor.

Electricity Purchases

We purchase energy and capacity from the Churchill Falls generating station in Labrador through agreements with CF(L)Co. Under an initial power contract signed in 1969 with CF(L)Co, we agreed to purchase annually, through the year 2041, 4,083 MW of power (the “1969 Power Contract”). In June 1999, we signed another agreement with CF(L)Co to guarantee us the availability of 682 MW of additional power until 2041 for each November 1 to March 31 period. In December 2021, we signed an agreement with CF(L)Co to purchase additional energy until August 2026, up to a maximum quantity of 2 TWh annually. In 2021, the energy and capacity purchased totaled 30.7 TWh at a cost of $113 million as compared to 27.9 TWh in 2020.

We have a power purchase agreement with Rio Tinto Alcan Inc. (“RTA”), that was amended in 2006, for the purchase of 365 MW of peak power and 375 MW of additional peak power. Under this 2006 amendment, we also agreed to purchase from RTA an additional 150 MW of peak power and to extend the agreement until December 31, 2045.

In addition, we purchase energy and capacity under 56 long-term contracts with independent producers located in Québec. During 2021, 2.3 TWh were purchased under these contracts, at a total cost of $170 million. For 2022, we expect to purchase approximately 3.9 TWh. The Distributor also has long-term contracts with independent producers (see “Distribution”).

We also purchase energy and capacity in connection with our energy marketing operations (see “Wholesale and Energy Marketing Operations”).

Peak

We use energy purchased from our neighboring systems, which experience different demand patterns, to meet a portion of our peak power needs in Québec (see “Wholesale and Energy Marketing Operations”). The following table summarizes our peak power demand in Québec and installed capacity as at December 31 for the years 2017 through 2021.

	Peak Power Demand[a]	Installed Capacity	Total Average Load[c]
MW
2017	38,204	37,309	25,893
2018	38,319	37,310	26,346
2019	36,159	37,243	26,251
2020	36,576	37,231	25,486
2021	40,537	37,248[b]	26,474

a)

The 2021 figure was valid as at March 25, 2022. The values indicated reflect demand at the annual domestic peak for the winter beginning in December, including interruptible power. The 2021-2022 winter peak was 40,537 MW and occurred at 6:00 p.m. on January 11, 2022.

b)

In addition to the generating capacity of our own facilities, we have access to almost all the output from Churchill Falls generating station (5,428 MW) under a contract with CF(L)Co that will remain in effect until 2041. We also purchase all the output from 43 wind farms (3,906 MW) and 56 hydroelectric generating stations (705 MW) and almost all the output from 13 biomass and 5 biogas cogeneration plants (419 MW) operated by independent power producers. Moreover, 554 MW are available under long-term contracts.

c)	Total energy requirements consist of kilowatthours delivered within Québec and to neighboring systems, divided by the number of hours in the year.

WHOLESALE AND ENERGY MARKETING OPERATIONS

Québec Wholesale Market

The Québec wholesale electricity market has been open since May 1, 1997. This market is comprised of 11 distributors: the Distributor, nine municipal systems and one regional electricity cooperative. As a result of the opening of the wholesale market, the municipal systems can, subject to the Government’s authorization, purchase electricity from suppliers other than the Distributor, and independent generators in Québec can sell their electricity on the wholesale market using the Transmission Provider’s transmission facilities.

In addition to the Heritage Pool Electricity, the Generator provides other power supplies and products to the Distributor, including a call for tenders issued in 2002 for the supply of 600 MW over a 20-year period starting in March 2007 and a 20-year capacity supply of 500 MW resulting from a call for tenders issued in 2015, which began in December 2018.

Markets Outside Québec

Our main markets outside Québec consist of neighboring networks located in Canada and the United States.

HQUS is a member of New York ISO, ISO New England (which includes all or parts of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont), Midcontinent ISO (which includes all or parts of Arkansas, Illinois, Indiana, Iowa, Kentucky, Louisiana, Michigan, Minnesota, Mississippi, Missouri, Montana, North Dakota, South Dakota, Texas, Wisconsin and Manitoba (Canada)) and PJM Interconnection (which includes all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia). HQUS is also a participant in the electricity markets operated by Southwest Power Pool Inc. (which includes all or parts of Arkansas, Iowa, Kansas, Louisiana, Minnesota, Missouri, Montana, Nebraska, New Mexico, North Dakota, Oklahoma, South Dakota, Texas and Wyoming) and by ERCOT (which includes parts of Texas). ISOs, or Independent Systems Operators, and RTOs, or Regional Transmission Organizations, enable participants to buy and sell energy, schedule bilateral transactions and reserve transmission service. HQUS holds a permit from the U.S. Federal Energy Regulatory Commission to sell at market-based rates.

HQEM is a participant of the Ontario Independent Electricity System Operator (the “Ontario IESO”). HQEM sells and buys energy in Manitoba, Ontario, New Brunswick and Nova Scotia, and has transmission service agreements with Manitoba Hydro and New Brunswick Power Corporation to reserve transmission service on their respective systems.

We have long-term export contracts for the sale of electricity. The following table summarizes our principal energy export agreements.

PRINCIPAL ENERGY EXPORT AGREEMENTS

Counterparties	Expiry Date	Maximum Hourly Delivery Rate	Maximum Annual Deliveries

		MW	TWh
Cornwall Electric – Canada	2030	145	0.6	[a]
Massachusetts Municipal Wholesale Electric Company	2025	15	0.1
New Brunswick Power Corporation	2040	N/A	4.9	[a]
Ontario IESO	2023	N/A	2.0
Vermont power distributors[b]	2038	240	1.3

a)	The contract does not provide for maximum annual deliveries. The volume of actual deliveries during the year 2021 is included in this table for reference only.
b)	Green Mountain Power Corporation, Vermont Electric Cooperative, Inc., Vermont Public Power Supply Authority, the Town of Stowe Electric Department and City of Burlington, Vermont Electric Department.

We are continuing talks regarding participation in projects to build transmission lines between Québec and certain states in the northeastern United States. These interconnections would enable us to increase our exports to these markets.

In February 2018, Massachusetts Electric Distribution Companies selected a transmission line project, the New England Clean Energy Connect (“NECEC”) led by NECEC Transmission LLC, in which we are a partner to supply 9.45 TWh of clean hydroelectricity power over a 20-year period.

The NECEC project involves the construction of a new 1,200-MW transmission line from the Québec/Maine border to the City of Lewiston, Maine. All relevant contracts were executed in June 2018 and the final major step in the U.S. regulatory approval process was obtained in January 2021. Our U.S. partner Central Maine Power (“CMP”) initiated the construction of the NECEC line in January 2021, as all the key authorizations and major permits required by the U.S. regulatory authorities had been obtained. In November 2021, citizens of Maine voted in a citizen initiative referendum to block the project. Hydro-Québec and CMP are challenging the legality of the new law resulting from this initiative in court, and CMP has suspended construction work until the issue has been resolved by the ongoing legal proceedings. In coordination with CMP, Hydro-Québec also suspended some of the construction work related to the interconnection project in Québec (see “Management’s Discussion and Analysis – Segmented Results – Contingency”).

In September 2021, following a request for proposals issued in connection with New York State’s Clean Energy Standard, the New York State Energy Research and Development Authority (“NYSERDA”) selected Hydro-Québec’s electricity and the future Champlain Hudson Power Express (“CHPE”) line. We signed contracts with the CHPE line developer, Transmission Developers, and NYSERDA in November 2021, which are subject to regulatory approvals expected in 2022. Under the project, the 1,250-MW CHPE line would bring 10.4 TWh of renewable energy to New York.

In addition, Hydro-Québec and the Mohawk Council of Kahnawà:ke, a community located south of Montréal, have partnered to jointly own the Québec transmission line that will interconnect with the CHPE line.

Electricity Sales and Revenue

The following table summarizes electricity sales and revenue outside Québec, for the years 2017 through 2021.

ELECTRICITY SALES AND REVENUE OUTSIDE QUÉBEC

	Years ended December 31
	2017	2018	2019	2020	2021
Electricity Sales (GWh)	34,935	36,524	34,789	32,397	36,190
Revenue from Electricity Sales ($M)	1,651	1,731	1,510	1,395	1,919

TRANSMISSION

The Transmission Provider offers the following services:

•

transmission of electricity to supply Québec’s native load; the native load is made up of the total transmission requirements of the Québec wholesale market (see “Generation – Québec Wholesale Market”) but excludes customers in remote communities; the Distributor is the Transmission Provider’s largest customer;

•

point-to-point transmission service; as of the end of 2021, the Transmission Provider had signed transmission service agreements with 28 customers, including the Generator, the largest customer for this service; and

•	connection of privately-owned generating facilities to the Transmission Provider’s transmission system; the Transmission Provider currently serves 68 of these generating stations.

This segment includes our holding in Cedars Rapids Transmission Company, Limited, a transmission provider that owns and operates a 370 MW interconnection line linking the Transmission Provider’s grid at Les Cèdres and Langlois substations in Québec with the Cornwall Electric system in Ontario and the National Grid system in New York State.

TRANSMISSION SYSTEM

Most generating complexes in Québec are located at substantial distances from consumer centers. As a result, the Transmission Provider’s transmission system is one of the most extensive in North America, totaling approximately 22,000 miles of lines. The system includes the following facilities as at December 31,2021.

Voltage	Substations	Lines (miles)[a]
765 kV and 735 kV	41	7,654
450 kV DC	2	757
315 kV	83	3,422
230 kV	54	2,021
161 kV	43	1,322
120 kV	225	4,346
69 kV or less	94[b]	2,086[c]
TOTAL	542	21,608

a)     Miles covered by the transmission system. Many facilities carry two circuits on the same infrastructure.

b)     83 substations operated by the Transmission Provider and 11 by the Distributor.

c)     1,917 miles of lines operated by the Transmission Provider and 169 miles by the Distributor.

The Transmission Provider offers open access to its transmission grid in accordance with the Hydro-Québec Open Access Transmission Tariff. Consequently, electricity distributors, producers and marketers in and outside Québec have the option to enter into transactions with distributors, producers and marketers to buy or sell electricity and to wheel in, wheel out or wheel through the Transmission Provider’s transmission grid at specified rates.

The Direction principale – Contrôle des mouvements d’énergie et exploitation du réseau (System Control and Operations Unit) is responsible for energy dispatching, power flow supervision and system security monitoring. It also acts as Reliability Coordinator for transmission systems in Québec. The Transmission Provider’s transmission system is linked through interconnections with other major power systems in Canada (Ontario, New Brunswick and Newfoundland and Labrador) and the northeastern United States (New York and New England).

The following table shows existing interconnection capacity with neighboring systems outside Québec as at December 31, 2021. Available transfer capacities are posted on the OASIS (Open Access Same-Time Information System) website.

INTERCONNECTIONS WITH NEIGHBORING SYSTEMS OUTSIDE QUÉBEC

		Maximum Export Capacity	Maximum Import Capacity	Voltage
		MW	MW	kV
CANADA	Ontario	2,705	1,970	120, 230 and 240
	New Brunswick	1,200	775	230, 315 and 345
	Newfoundland and Labrador	–	5,150	735

UNITED STATES	New York	2,079	1,100	120 and 765
	New England	2,275	2,170	120 and ±450 DC

DISTRIBUTION

The Distributor provides a secure, reliable supply of electricity and related services to the Québec market. To fulfill this responsibility, the Distributor relies primarily on the Heritage Pool Electricity supplied by the Generator. The Distributor also purchases additional electricity under market conditions by issuing calls for tenders from suppliers in the market (see “Regulatory Framework – Energy Board Act”).

Our distribution system is comprised of 74,279 miles of medium voltage lines (almost exclusively 25 kV), as well as 66,741 miles of low voltage lines. Approximately 10% of all such lines are underground.

The Distributor sells to a wide range of customers, from large industrial users, which accounted for 31.8% of sales volume in 2021, to residential customers, which represented 38.6% of sales volume in the same period. Revenues are also derived from sales to commercial, institutional and small industrial customers as well as distributors operating municipal electric systems.

The Distributor has developed some flexibility in the management of our system and currently has planned 1,641 MW of demand response from various programs and rates for winter 2021-2022. Specifically, an interruptible power rate option is offered to medium and large customers and expected to deliver 856 MW. In addition, the residential, commercial and institutional sectors are expected to deliver 785 MW through various initiatives. These include a dynamic rate and a winter credit option, a demand response option for commercial and institutional customers, demand side management services offered by our subsidiary Hilo and demand reductions from third party data centers specialized in cryptographic use applied to blockchains. These data centers are required to reduce their demand during peak hours at the Distributor’s request. Furthermore, in addition to demand response initiatives, 470 MW of concurrent peak-saving capacity in our residential dual-energy market is planned for winter 2021-2022. In this program, heating systems automatically switch from electricity to another energy source, when the temperature is below a set value.

The Distributor has entered into special agreements with six industrial customers for whom electricity costs represent a substantial proportion of total production costs. Some of these agreements provide for the sale, on a long-term basis, of firm energy at prices that vary in accordance with a formula based on the market price of aluminum. We manage the exposure to fluctuations in aluminum prices resulting from these contracts by entering into financial transactions, such as futures or swaps (see “Note 15 to the 2021 Consolidated Financial Statements”). In 2021, deliveries under these agreements accounted for 50.9% of the total energy deliveries to large industrial users.

The Distributor relies on various sources to supply the Québec market. It relies primarily on the Heritage Pool Electricity of 165 TWh, which it purchases from the Generator, and also issues short- and long-term calls for tenders. For requirements of less than three months, it may also buy electricity directly on the market, without tendering, under an authorization granted by the Régie de l’énergie (the “Energy Board”). For unforeseen needs that cannot be met otherwise, it relies on a framework agreement with the Generator that covers the period from January 1, 2020 to December 31, 2022.

Further to calls for tenders issued since 2002, the Distributor signed five contracts with the Generator for the supply of 1,100 MW (two contracts totaling 600 MW over a 20-year period beginning in March 2007 and three contracts totaling 500 MW over a 20-year period beginning in December 2018) and 74 contracts with independent producers for the supply of 4,730 MW (including 3,722 MW of wind-generated electricity) for deliveries beginning between 2006 and 2024. The Generator also has long-term contracts with independent producers (see “Generation – Electricity Purchases”).

The following table summarizes these contracts as at December 31, 2021.

LONG-TERM CONTRACTS AWARDED

Type of power	Number of Contracts			Capacity	Starting Date	Expiry Date

				MW
Hydroelectric	12		In service	1,203	2007-2018	2027-2038
	4	[a]	Under development	48	2022-2024	2044-2062

Natural gas cogeneration	1		Mothballed	507	2006	2026

Wind	38	[a]	In service	3,698	2006-2021	2026-2043
	1		Under development	24	2022	2042

Forest biomass cogeneration	18		In service	315	2007-2021	2023-2046
	1		Under development	10	2022	2047

Biogas cogeneration	4		In service	25	2012-2017	2032-2042
TOTAL	79			5,830

a)	One hydroelectric contract and one wind-generated electricity contract are on off-grid systems.

The Distributor manages its flexible and diversified energy portfolio to deal with fluctuations in demand. Every three years, the Distributor prepares a supply plan covering the next 10 years. This supply plan presents forecasts of the Distributor’s customers’ electricity requirements, taking into account energy efficiency measures, along with the various means that the Distributor intends to use to ensure a secure supply of electricity for Québec. The Electricity Supply Plan 2020–2029 was filed with the Energy Board in November 2019 and a final decision is expected during the second quarter of 2022. Progress reports of the Electricity Supply Plan 2020–2029 were filed with the Energy Board on October 30, 2020 and November 1, 2021.

The Distributor has taken various measures to ensure a balance between supply and demand in Québec, including:

•

Three contracts (previously under development) are now in service with service dates in May, October and December 2021: two biomass contracts for approximately 20 MW and a 24-MW wind contract all, on interconnected grid systems;

•

Two calls for tenders were issued by the Distributor on December 13, 2021, one for the purchase of 480 MW of firm capacity and 4.2 TWh of renewable energy annually, and the other for the purchase of 300 MW of wind energy; both covering a minimal 20-year period;

•

On October 29, 2015, the Energy Board agreed to exempt us from filing each year to obtain an annual extension of the suspension period for TransCanada Energy’s Bécancour generating station (“TCE”). Should the Distributor require TCE as a base resource, a demand must be made three years prior to its use. As of December 31, 2021, the suspension is in place until 2025 (the accounting for this agreement is described in “Note 3 to the 2021 Consolidated Financial Statements” under “Regulatory Assets – Costs related to a suspension agreement”);

•	Further to a request for proposal, the Distributor acquired 650 MW of Unforced Capacity (UCAP) for January 2022 and 675 MW for February 2022; and
•	0.4 TWh of short-term transactions in 2021.

Additional calls for tenders could be made in the coming years in order to maintain this balance (see “Regulatory Framework – Energy Board Act”).

ELECTRICITY RATES

The Distributor’s rates are subject to the Act to simplify the process for establishing electricity distribution rates (the “Rates Simplification Act”), which came into force in December 2019 (see “Regulatory Framework – Energy Board Act”). In particular, it specifies that electricity distribution rates are to be set or modified by the Energy Board every five years as of April 1, 2025, and indexed annually in the interim, based on the annual change in the average Québec Consumer Price Index. The Rates Simplification Act also provided for a freeze on distribution rates for the rate year beginning April 1, 2020, followed by their annual indexation for the next four years.

Prior to implementation of the Rates Simplification Act, rates had been fixed annually to allow recovery of authorized service costs, including estimated supply costs, and a reasonable rate of return on shareholder’s equity.

In October 2021, for the rate year starting April 1, 2022, Hydro-Québec announced a 2.6% increase applicable to all customers except for Rate L customers (large industrial). The increase to be applied to Rate L customers is set at 1.7%. This indexation corresponds to a rate of 0.65, as approved in a recent decision of the Energy Board, applied to the general indexation rate of 2.6%.

The following table shows the rate change which took effect in each year and the average yearly rate increase, from 2017 to 2022, as well as annual inflation rates:

	2017	2018	2019	2020	2021	2022
Rate increase as of April 1[a]	0.7%	0.3%	0.9%	0%	1.3%	2.6%
Average rate increase from January 1 to December 31[b]	0.7%	0.4%	0.8%	0.2%	1.0%	2.3%
Inflation Rate[c]	1.6%	2.3%	1.9%	0.7%	3.4%	5.0%[d]

a)    Excluding Rate L, for which the increase is 0.2% in 2017, 0% in 2018, 0.3% in 2019, 0% in 2020, 0.8% in 2021 and 1.7% for 2022.

b)    Excluding Rate L.

c)    Canadian Consumer Price Index for the calendar year.

d)    Estimate.

ELECTRICITY SALES AND REVENUE

The following table summarizes consolidated electricity sales and revenue in Québec, by customer segments, for the years 2017 through 2021.

OPERATING STATISTICS
	Years ended December 31
	2017	2018	2019	2020	2021
GWh
Electricity Sales
In Québec, by segment
Residential	66,111	69,566	70,688	68,647	67,572
Commercial, institutional and small industrial	45,816	47,659	47,894	45,146	46,157
Large industrial	53,699	50,252	50,358	52,096	55,779
Other	5,077	5,337	5,640	5,557	5,721
Total Electricity Sales	170,703	172,814	174,580	171,446	175,229
$M
Revenue from Electricity Sales
In Québec, by segment
Residential	5,285	5,591	5,752	5,535	5,522
Commercial, institutional and small industrial	3,873	4,016	4,056	3,853	3,957
Large industrial	2,288	2,196	2,279	2,208	2,498
Other	317	331	342	333	342
Total Revenue from Electricity Sales	11,763	12,134	12,429	11,929	12,319
As at December 31
Number of Customer Accounts
In Québec, by segment
Residential	3,958,300	3,994,491	4,032,426	4,076,286	4,128,692
Commercial, institutional and small industrial	316,430	317,608	319,225	321,562	323,501
Large industrial	184	185	186	189	193
Other	4,582	4,630	4,705	4,763	4,812
Total Customer Accounts	4,279,496	4,316,914	4,356,542	4,402,800	4,457,198

CONSTRUCTION

The Construction Segment consists of activities related to projects carried out by the Groupe – TransÉnergie et équipement and by SEBJ.

The Groupe – TransÉnergie et équipement is responsible for construction and refurbishment projects throughout Québec, except in the territory governed by the JBNQA. SEBJ builds generating facilities in the territory governed by the JBNQA (north of the 49th parallel) and may also carry out certain projects elsewhere in Québec and outside the province.

As an engineering, construction and environmental specialist, the Construction Segment also offers the Generator and the Transmission Provider a variety of services needed for draft-design studies, impact assessments and other undertakings in the context of energy-related projects. These services include technical and scientific surveys, planning, cost estimates and cost control, design, architecture, geomatics and quality control.

CORPORATE AND OTHER ACTIVITIES

Corporate activities consist of the Financial Management Group, the Corporate and Legal Affairs and Governance Group, the Customer Experience, Communications and Community Relations Group, the Talent, Culture and Corporate Evolution Group, the Integrated Risk Management Group and the Internal Audit Group. Other activities include the Information and Communications Technologies Group, the Corporate Strategy and Business Development Group, the Strategic Procurement Unit, the Shared Services Center Unit, the Health, Safety and Environment Unit, the Hydro-Québec Research Institute Unit, the Commercial Subsidiaries and Innovations Unit, as well as intersegment eliminations and adjustments.

The following are included under Corporate and Other Activities:

•	Hydro-Québec CapiTech inc. (“Hydro-Québec CapiTech”) (wholly-owned; a venture capital company investing in businesses that provide energy-related high-technology products and services);

•

Hydro-Québec IndusTech inc. (“Hydro-Québec IndusTech”) (wholly-owned; the corporation’s mission is to partner with the private sector in industrializing and marketing technologies resulting from our research activities); and

•	Hydro-Québec International inc. (wholly-owned; notably holds an investment in Innergex énergie renouvelable inc.).

CORPORATE OUTLOOK

Given the current context, there is still uncertainty about how the COVID-19 pandemic will develop and how it will impact our operations and financial results. We plan to continue monitoring the situation very closely, as we have been doing since the start of this public health crisis.

STRATEGIC PLAN

Our Strategic Plan 2022-2026 (the “Plan”) was tabled with the legislature in the first quarter of 2022. The Plan is a roadmap that establishes our priorities for the coming years and intends to help Québec transition toward a low-carbon economy.

The focus of the Plan is to continue to provide a reliable supply of clean and renewable electricity. We expect the energy transition to generate challenges and possibilities directly related to our core business. We plan to contribute to this transition as efficiently and cost-effectively as possible.

Our Plan is built around four new paradigms:

•	Our energy and capacity balances are expected to get tighter since the demand for our clean energy, in Québec and in neighboring markets, has increased significantly.
•	Additional electricity purchases required to meet our future needs are expected to cost more.
•

Our power system is evolving from a unidirectional power grid to a two-way energy system allowing exchanges with our customers and enabling them to manage their energy use more efficiently and even interact among themselves.

•	Significant investments are expected to be required to reinforce our grid and equip it to handle higher demand, especially as some of our assets are aging and must be replaced or upgraded.

In this new context, the Plan is based on four major objectives:

•	Drive the efficient decarbonization of Québec.
•	Prepare our grid for tomorrow’s energy and technology needs.
•	Cultivate innovation to increase Québec’s collective prosperity.
•	Involve our customers, teams and partners in the achievement of our goals.

To achieve our objectives, we plan to focus on several actions, notably:

•	Help Québec make better use of electricity by stepping up energy efficiency efforts.
•	Ramp up the rollout of demand response measures to encourage our customers to reduce their electricity use during peak periods.
•	Spur public reflection into adapting our legislative and regulatory frameworks and rate structure to meet the needs of the energy transition in a cost-effective way.
•	Increase our generating capacity by 5,000 MW.
•	Maintain an ongoing dialogue and strengthen our relations with Indigenous communities and other communities.
•	Aim to attain carbon neutrality of our operations by 2030.
•	Partner with Québec municipalities to expand the charging station network.
•

Commission new interconnections with neighboring markets and enhance the bidirectional flow capacity of our existing interconnections, which will enable us to maximize the benefit of our energy storage capacity.

DEVELOPMENT STRATEGY

In 2022, we plan to invest approximately $ 5.0 billion, most of which would be allocated to the operations of the Transmission Provider ($2.2 billion), the Generator ($1.2 billion) and the Distributor ($1.0 billion). Nearly two thirds of the total amount is expected to be earmarked for asset sustainment. The remainder is expected to go toward development activities.

The 2022 borrowing program is expected to total $5.5 billion. The funds raised are intended to be used to finance a large part of the investment program and to repay maturing debt.

The Generator intends to continue its work on the Romaine complex jobsites in the course of developing Québec’s hydroelectric potential. Three of the four generating stations in this major project, namely Romaine-2, Romaine-1 and Romaine-3, were commissioned in 2014, 2015 and 2017, respectively, and Romaine-4 is scheduled to follow in 2022. At the same time, the Generator plans to continue investing to ensure the long-term operability of its facilities and optimize their output. For instance, refurbishment is underway at Robert-Bourassa, Rapide-Blanc, Carillon and Beauharnois generating stations.

The Transmission Provider intends to devote a large part of its investments to erecting transmission lines, in particular the 735 kV line that should extend 262 km between Micoua substation, in the Côte-Nord region, and Saguenay substation, in the Saguenay–Lac-Saint-Jean region. It also plans to continue investing to upgrade and modernize its facilities with the aim of ensuring the reliability and long-term operability of its transmission assets and maintaining service quality. Some examples of this include the projects to replace the grid control systems, special protection systems, and substation protections and controls, as well as work stemming from the architecture development plan for the 315-kV system on the island of Montréal.

The Distributor intends to continue delivering reliable power and high-quality services to all Québec customers and to make additional investments to better meet customer needs, such as the ongoing construction of a new generating station to supply the Inuit village of Tasiujaq, in the Nord-du-Québec region. It also plans to carry out projects to maintain and improve the quality of its facilities, including the replacement of the distribution grid control system.

WATER-POWER ROYALTIES

As stipulated in the Watercourses Act (Québec), the Generator pays the same statutory royalties as those paid by private producers of hydro-electricity in Québec. These water-power royalties, earmarked for the Government’s Generations Fund, consist of a statutory royalty for the electricity delivered during the year and a contractual royalty payable pursuant to the contract awarded for the operation of a generating station.

For 2022, these royalties, indexed annually to the Consumer Price Index, consist of:

•	a statutory royalty of $3.50 ($3.42, $3.38 and $3.32, for 2021, 2020 and 2019, respectively) per thousand kilowatthours of electricity produced; and

•	a contractual royalty of $0.83 ($0.81, $0.80 and $0.78, for 2021, 2020 and 2019, respectively) per thousand kilowatthours of electricity produced.

These royalties totaled $752 million in 2021, $710 million in 2020 and $714 million in 2019.

CAPITAL INVESTMENT PROGRAM

The capital investment program includes capital expenditure for fixed and intangible assets. The following table is a summary of our capital investments affecting cash for the years 2017 through 2021. Over the 2022-2026 period, we plan to invest approximately $ 4.9 billion in fixed and intangible assets per year on average, including an estimated $ 5.0 billion in 2022, as stated in the table below.

CAPITAL INVESTMENTS AFFECTING CASH

	2017	2018	2019	2020	2021	Estimated 2022

$M
Fixed and Intangible Assets
Generation	963	792	1,110	940	1,052	1,178
Transmission[a]	1,971	1,782	1,563	1,423	1,930	2,250
Distribution	650	664	737	773	952	1,018
Construction	13	10	4	9	6	17
Corporate and Other Activities	157	154	200	221	283	560
Total Investments	3,754	3,402	3,614	3,366	4,223	5,023

a)	Including sub-transmission facilities.

Our investments totaled $4,223 million in 2021. Most of this amount was allocated to large scale development projects in the Generation and Transmission segments, as well as to major refurbishment projects to maintain and improve the quality of our assets.

In 2021, the Generator continued working on the construction of the Romaine complex. The first three of the four generating stations in this 1,550-MW project—Romaine-2 (640 MW), Romaine-1 (270 MW) and Romaine-3 (395 MW)—were brought on stream in 2014, 2015 and 2017, respectively. At the last jobsite, Romaine-4 (245 MW), work proceeded with generating unit and superstructure assembly, as well as the installation of the architectural components and mechanical, electrical and control systems. The facility is scheduled for commissioning in 2022. The Generator also commissioned two photovoltaic solar power plants in the Montérégie region in the first half of 2021: Gabrielle-Bodis generating station, in La Prairie, and Robert-A.-Boyd generating station, in Varennes.

The Transmission Provider carried out more than 1,500 projects aimed at enhancing the reliability and long-term operability of its assets. These include the continuation of various activities under the architecture development plan for the 315-kV system on the island of Montréal, as well as the replacement of the grid control systems, special protection systems, and substation protections and controls. The Transmission Provider also launched construction of the 262-km, 735-kV Micoua–Saguenay line, designed to help maintain the reliability of Hydro-Québec’s transmission system. In the development category, it continued its work on the anticipated deployment of a 320-kV direct-current line running some 100 km between Appalaches substation near Thetford Mines and a point on the Québec/Maine border, as part of a larger project aimed at building a new 1,200-MW interconnection between Québec and the New England grid. It also started construction of the 315/25-kV Le Corbusier substation to meet growing demand in the western end of the city of Laval.

The Distributor connected over 54,000 new customers and commissioned most of the facilities linking the village of La Romaine and the Innu community of Unamen Shipu, both in the Basse-Côte-Nord region, to the main grid. It also continued to build a new generating station to supply the Inuit village of Tasiujaq, in the Nord-du-Québec region.

Allocation of Capital Expenditure for the Generation, Transmission and Distribution Business Segments

The following tables summarize the allocation of estimated capital expenditure for 2022 among our three major business segments:

GENERATION BUSINESS SEGMENT

	Available Power	Planned Date of Operation	Estimated Capital Expenditure 2022

	MW		$M
ASSET SUSTAINMENT AND OPTIMIZATION
Refurbishment and refitting of generating stations	–	Continuous program	800

DEVELOPMENT PROJECTS
Romaine complex	1,550	2014–2022	367
Other generation projects	–	–	11

			378
Total			1,178

TRANSMISSION BUSINESS SEGMENTa

	Planned Date of Operation	Estimated Capital Expenditure 2022

		$M

ASSET SUSTAINMENT AND OPTIMIZATION
Reliability and long-term operability	Continuous program	1,570

SYSTEM GROWTH PROJECTS
All projects	–	680

Total		2,250

a)    Including sub-transmission facilities.

DISTRIBUTION BUSINESS SEGMENTa

Estimated Capital Expenditure 2022

$M
ASSET SUSTAINMENT AND OPTIMIZATION
Reliability and long-term operability	521

DEVELOPMENT PROJECTS	497
Total	1,018

a)	Including investments in distribution facilities as well as in generating and transmission facilities in our off-grid systems.

Cash Requirements

The total estimated cash requirements for 2022 are approximately $11.7 billion, including approximately $5.0 billion for capital investments, approximately $3.6 billion for long-term debt repayment and approximately $2.7 billion for the payment of the dividend declared for 2021. Our self-financing ratio (defined as cash flows from operating activities less dividend paid, divided by the sum of cash flows from investing activities, excluding net change in short-term investments and sinking fund, and repayment of long-term debt) is expected to be 32.1% in 2022, compared to 52.2% in 2021.1

1.

The expected variation in this ratio in 2022 is mainly due to anticipated increases of $0.8 billion in capital investments, $1.3 billion in repayment of long-term debt and $0.9 billion in the dividend declared for 2021 compared to the previous year.

REGULATORY FRAMEWORK

Hydro-Québec Act

Under the provisions of the Hydro-Québec Act, we are mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy.

Under the Hydro-Québec Act, the Government is entitled to declare a dividend from Hydro-Québec when certain financial criteria are met (see “Note 16 to the 2021 Consolidated Financial Statements”). Our dividend policy is to distribute 75% of our net income.

Energy Board Act

The Act Respecting the Régie de l’énergie (the “Energy Board Act”), enacted in 1996, grants the Energy Board exclusive authority to fix or modify our rates and conditions for the transmission and distribution of electric power in Québec. The Transmission Provider and the Distributor’s activities in Québec are therefore regulated. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. Moreover, the Energy Board Act stipulates that rates are determined on a basis that allows for recovery of the cost of service including a reasonable return on the rate base.

The Energy Board consists of twelve full-time members appointed by the Government and, in the exercise of its functions, is charged with reconciling the public interest, consumer protection and the fair treatment of the electric power carrier and of distributors.

Under the Energy Board Act, we have been granted exclusive rights for the distribution of electric power throughout Québec, excluding the territories served by distributors operating a municipal or private electric system as of May 13, 1997.

On December 8, 2019, the Rates Simplification Act (see “Electricity Rates”) came into force amending the Hydro-Québec Act and the Energy Board Act. In particular, it specifies that electricity distribution rates are to be set or modified by the Energy Board every five years as of April 1, 2025, and that they will be indexed annually in the interim based on the annual change in the average Québec Consumer Price Index. Notwithstanding the foregoing, the Rates Simplification Act authorizes us to ask the Energy Board to modify our distribution rates before the scheduled date if they do not allow for recovery of the cost of service.

Specifically, the Energy Board has the authority to:

•	fix, or modify, after holding public hearings, our rates and conditions for the transmission of electric power;

•	starting in 2025 and then every 5 years thereafter, fix, or modify, after holding public hearings, our rates and conditions for the distribution of electric power;

•	approve our electric power supply plan;

•	designate a reliability coordinator for Québec and adopt the reliability standards submitted by the designated reliability coordinator;

•	authorize our transmission investment projects; and

•	rule upon complaints from customers concerning application of rates or conditions of services.

In addition, the Energy Board Act was amended in 2010 to allow a gradual increase of the cost of the Heritage Pool Electricity starting in 2014. The Energy Board Act was subsequently amended by replacing the gradual increases of the average cost of the Heritage Pool Electricity with the indexation of the average cost of the Heritage Pool Electricity.

In accordance with its authority relating to rate determination, the Energy Board implemented a performance-based regulation mechanism for the Transmission Provider, effective in 2019.

Effective 2017, surplus earnings realized from carrying on transmission and distribution activities in Québec are subject to an earnings sharing mechanism. With the enactment of the Rates Simplification Act, this sharing mechanism ceased to apply to distribution activities after 2019. Earnings in excess of the authorized rate of return are shared with customers in the following proportions:

•	50/50 sharing for the first 100 basis points above the authorized rate of return; and

•	75% customers and 25% Hydro-Québec, beyond 100 basis points.

Any shortfall is absorbed by Hydro-Québec.

Generation

The Energy Board’s jurisdiction does not extend to generation.

Transmission

Transmission rates and service conditions are subject to approval by the Energy Board.

In December 2021, the Energy Board approved interim transmission rates, to be effective January 1, 2022, as follows: $74.59/kW/year for firm long-term point-to-point transmission service and an amount payable for the native-load transmission service of $2,938.9 million per year. The interim revenue for rate setting purposes totaled $3,340.3 million for short- and long-term point-to-point transmission services and native-load. The Energy Board’s final decision is pending.

The Direction principale – Contrôle des mouvements d’énergie et exploitation du réseau (System Control and Operations Unit) is the Reliability Coordinator for transmission systems in Québec as designated by the Energy Board.

Distribution

Electricity required to meet Québec’s needs in excess of the Heritage Pool Electricity must be purchased through a competitive bidding process. Purchase contracts for electricity in excess of the Heritage Pool Electricity are subject to the approval of the Energy Board.

Effective April 1, 2022, electricity rates will increase by 2.6% (corresponding to the annual indexation) for all customers, except for Rate L customers for which the rate increase is 1.7%. For rates effective April 1, 2021, the rate increase was 1.3%, except for Rate L customers for which the rate increase was 0.8%.

Canadian Energy Regulator Act

Our exports of electric power are subject to the Canadian Energy Regulator Act which provides that a permit or license must be obtained from the Canada Energy Regulator for such exports. We hold the following permits for short-term exports (contracts of five years or less):

•	one permit expiring on December 31, 2030 authorizing us to export annually up to 30 TWh of combined firm and interruptible energy to the United States;

•

one permit granted to our subsidiary, HQEM, expiring on April 7, 2029. This permit authorizes HQEM, as a power marketer, to export annually up to 30 TWh of firm and interruptible energy and up to 6,000 MW of power from interconnections located in Canada.

Each of these permits allows us to take advantage of the spot market in the United States; however, long-term export contracts (more than five years) require prior issuance of specific permits or licenses by the Canada Energy Regulator.

The Canada Energy Regulator also regulates international power lines and we operate our interconnections with the United States in accordance with the terms and conditions of Permits or Certificates of Public Convenience and Necessity concerning those international power lines.

Environmental Regulation

Our activities are subject to federal and provincial environmental laws and regulations, and, to some extent, municipal by-laws.

Before beginning new construction, our projects are subject to environmental impact assessment studies as well as information and consultation processes. The studies are submitted for review and approval to government departments and agencies responsible for issuing governmental authorizations. In some instances, the approval process includes public hearings by an independent body.

Environmental protection and conservation are among our main priorities. In 2021, our environmental management system was again certified to ISO 14001:2015. ISO 14001:2015 is the environmental management standard of the International Organization for Standardization. In addition, we annually review our management of environmental risks and issues and publish a Sustainability Report.

The Government adopted the Sustainable Development Act (the “Sustainable Act”) in April 2006 and the Government Sustainable Development Strategy covering the period 2015-2020 (the “Government Strategy”) in 2015. A governmental decree was adopted in the fall of 2020 to extend the effective period of the current Government Strategy for one additional year. Public consultations have been launched to develop and establish the new Government Sustainable Development Strategy covering the 2022-2027 period. As a Government-owned corporation, we are subject to the Sustainable Act and the Government Strategy and we published our own Sustainable Development Plan, covering the period 2020-2024, in March 2020.

LITIGATION

Innus of Uashat mak Mani-Utenam

The Innus of Uashat mak Mani-Utenam (the “Uashaunnuat”) have filed lawsuits before the Courts of Québec seeking judicial recognition of an aboriginal title and aboriginal rights as well as $1.5 billion in damages relating to an area of land in Québec where some of our hydroelectric facilities are located, part of which is within the territory subject to the JBNQA. The Uashaunnuat, who claim not to be party to the JBNQA, allege that the JBNQA and certain federal and provincial laws are illegal, inoperative, unconstitutional and not binding upon them. The Uashaunnuat also seek various orders, including rendering of accounts and revenue sharing for the alleged unlawful use and management of the lands, notably in respect of hydroelectric facilities on these lands. While the proceedings relating to the territory overlapping with the JBNQA territory are suspended, the proceedings relating to the territory outside of the JBNQA territory are ongoing. Along with the Attorney-General of Canada and the Attorney-General of Québec, we are contesting these claims.

Innus of Pessamit

The Innus of Pessamit have filed lawsuits before the Courts of Québec seeking judicial recognition of an aboriginal title and aboriginal rights as well as $500 million in damages relating to an area of land in Québec where some of our hydroelectric facilities are located. They also seek compensation based on revenue sharing to be determined by the Court, for the revenues generated by our facilities located in the contested area. The proceedings are ongoing and, along with the Attorney-General of Canada and the Attorney-General of Québec, we are contesting these claims.

Innu Nation Inc.

In October 2020, Innu Nation Inc. filed lawsuits before the Courts of Newfoundland and Labrador seeking damages against CF(L)Co and Hydro-Québec. Innu Nation alleges that the construction and operation of the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co, are the result of a common enterprise between CF(L)Co and Hydro-Québec, and that they have infringed the Innu of Labrador’s aboriginal title and aboriginal rights. Innu Nation Inc. seeks an accounting and disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of the Churchill Falls hydroelectric complex or, in the alternative, a monetary compensation of $4 billion as regards Hydro-Québec. We are contesting these claims.

EMPLOYEES

We had 21,168 employees as at December 31, 2021 composed of 18,163 permanent employees and 3,005 temporary employees. These numbers do not include employees of our subsidiaries and joint ventures. Unionized employees represent 83% of our work force. As a result of the COVID-19 pandemic, and because the nature of their duties makes it possible, roughly 10,000 employees are now working remotely from home.

Eight collective agreements govern the working conditions of our unionized employees. All of these agreements have been renewed for five-year periods extending until 2023 or 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis should be read in conjunction with our consolidated financial statements and the notes thereto. The financial information and tabular amounts presented herein are expressed in Canadian dollars, unless otherwise indicated. The consolidated financial statements take into account the decisions handed down by the Energy Board with respect to the transmission and distribution of electricity. They also reflect the provisions of An Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27).

This analysis contains statements based on estimates and assumptions concerning future results and the course of events. Given the risks and uncertainties inherent in any forward-looking statements, our actual future results could differ from those anticipated. Lastly, the information contained herein takes into account any significant event that occurred on or before March 25, 2022.

Overview

Whereas our operations had been deeply affected in 2020 by the COVID-19 pandemic, the implementation of strict public health measures throughout Québec and a slowdown of the economy in all our markets, our 2021 results are set against a backdrop of economic recovery. Net income thus rose to $3,564 million, compared to $2,303 million the previous year. The $1,261-million increase is due to unprecedented overall sales, a positive variance in the amounts recognized as other components of employee future benefit cost for the Pension Plan and a reduction in financial expenses.

Based on this result, the dividend payable to the Québec government, our sole shareholder, amounts to $2,673 million.

Québec market

Electricity sales in Québec reached a historic peak of 175.2 TWh. This 3.8-TWh rise over 2020 is attributable to higher baseload demand in most segments, due in particular to the gradual economic recovery that followed the progressive easing of public health measures. Commercial and industrial activities had slowed considerably and even stopped in many sectors for several weeks in 2020, resulting in a contraction of energy needs on the Québec market. The increase in demand was partially offset, however, by warmer temperatures in spring 2021, especially in April, when they were on average 3°C higher than the year before.

Export markets

On external markets, net electricity exports1 increased by 4.3 TWh under the combined impact of greater needs, given that demand had dropped in 2020 due to the pandemic, and favorable market conditions. As a result, they generated $1,658 million and contributed $865 million to net income for 2021. Net export volume totaled 35.6 TWh, close to the record of 36.1 TWh set in 2018. Monthly volume records were also set in January, February, August and October of 2021.

Net electricity sales

Buoyed by momentum in all markets, net electricity sales reached 210.8 TWh in 2021. It is thanks to the know-how and efforts of our entire staff—which were all the more remarkable in the context of the pandemic—and the reliability and smooth operation of our generating, transmission and distribution facilities that we were once again able to contribute to the decarbonization of northeastern North America and the collective wealth of Québec through our exports while also meeting the growing needs of our domestic market.

Electricity rates

In keeping with An Act to simplify the process for establishing electricity distribution rates, our rates applicable as of April 1, 2021, were indexed based on inflation. All rates were therefore increased by 1.3% except the large-power industrial rate (Rate L), which was increased by 0.8%. Our electricity rates have remained in line with the Consumer Price Index in Québec for the last 50 years and still rank among the lowest in North America.

1.

Net electricity exports include electricity sales outside Québec, energy-related derivative instruments traded for risk management purposes and renewable energy certificates sold by the Generation segment on external markets, less short-term electricity purchases from third parties for export purposes.

Investments in the equipment fleet

We invested $4,223 million in property, plant and equipment and intangible assets in 2021—25% more than in 2020, when the pace of work on our jobsites had slowed due to the public health crisis. Most of this amount was allocated to large-scale projects aimed at ensuring the long-term operability of our assets, as well as to major development projects in the Generation and Transmission segments.

The main projects underway include the construction and connection of the Romaine hydroelectric complex (1,550 MW) in the Côte-Nord region. Three of the four reservoir generating stations in this complex, with 1,305 MW of total installed capacity, are already up and running. At the last jobsite, Romaine-4 (245 MW), work continued in 2021 with generating unit and superstructure assembly, as well as the installation of the architectural components and mechanical, electrical and control systems. The facility is scheduled for commissioning in 2022.

In addition, deployment of the 735-kV line between Micoua substation, in the Côte-Nord region, and Saguenay substation, in Saguenay–Lac-Saint-Jean, began early in the year. This line, which is planned to run 262 km, is expected to help maintain the reliability and improve the operational flexibility of our transmission system and reduce electrical losses.

Contribution to Public Finance

Our contribution to the Québec government’s revenue for 2021 amounts to $4.9 billion. This contribution includes our net income of $3,564 million, as well as water-power royalties, the public utilities tax, and guarantee fees related to debt securities.

CONSOLIDATED RESULTS

Net income

In a context marked by the gradual resumption of economic activity with the progressive easing of public health measures related to the COVID-19 pandemic, we posted net income of $3,564 million in 2021, a $1,261-million increase over the $2,303 million recorded the previous year. This increase is due to a rise in net electricity sales in Québec,1 a surge in net electricity exports, a positive variance in the amounts recognized as other components of employee future benefit cost related to the Pension Plan and a reduction in financial expenses.

On the Québec market, net electricity sales increased by $444 million to $10,774 million, compared to $10,330 million in 2020 under the combined effect of two factors. First, electricity sales rose by $390 million, largely on account of higher baseload demand from business customers as a result of the gradual economic recovery. An increase in aluminum prices, which have an impact on revenue from special contracts with certain large industrial customers, also contributed to electricity sales growth in Québec. Second, external energy purchases made by the Distribution segment declined by $54 million, essentially because of lower output from wind farms under contract, the impact of which was partially offset by an increase in biomass energy purchases.

On markets outside Québec, net electricity exports rose by $333 million to $1,658 million. This growth is primarily due to favorable market conditions arising in particular from an overall increase in energy prices, mainly in the second half of the year, and warmer temperatures in external markets in the second quarter, which allowed us to seize business opportunities. It is also attributable to volume growth of 4.3 TWh due, in part, to greater needs on these markets, where demand had dropped the previous year because of the pandemic. Net export volume thus exceeded 35 TWh for the second time in our history, reaching 35.6 TWh.

Recognition of the other components of employee future benefit cost related to the Pension Plan yielded a positive variance of $247 million over 2020, partly as a result of an increase in the value of Plan assets.

Financial expenses declined by $235 million compared to the previous year. This decrease is largely due to the maturity of certain high-interest debts and the issuance of new debt at much lower rates, given the favorable conditions on the capital market.

Revenue

Revenue totaled $14,526 million, compared to $13,594 million a year earlier. Revenue from ordinary activities reached $14,457 million, compared to $13,446 million in 2020. Electricity sales amounted to $14,238 million, or $914 million more than the $13,324 million recorded the previous year. This increase is due to a $390-million rise in electricity sales in Québec and growth of $524 million in electricity sales on markets outside Québec. Other revenue from ordinary activities increased by $97 million, whereas revenue from other activities decreased by $79 million.

Revenue from ordinary activities

Electricity sales in Québec

In Québec, electricity sales rose by 3.8 TWh to 175.2 TWh, which contributed to a $390-million increase in related revenue attributable to the combined effect of four factors.

First, baseload demand climbed by 4.9 TWh or $244 million on account of greater energy needs, primarily in the commercial, institutional and small industrial segment and the large industrial segment. The growth in demand from business customers is mainly due to the gradual resumption of economic activity as public health measures were eased. These measures had led to the closure of a large number of stores and other businesses for many weeks in the spring and fall of 2020, which drove down electricity sales.

Second, temperatures had a negative impact of 1.1 TWh or $74 million. Second-quarter temperatures were warmer in 2021 than in 2020, resulting in a decline of 1.3 TWh or $100 million. The impact on sales was especially strong in April, when temperatures were on average 3°C higher than in 2020.

1.	Net electricity sales in Québec consist of electricity sales on the Québec market, less energy purchases made from third parties by the Distribution segment.

Third, the increase in aluminum prices, which have a bearing on revenue from special contracts with certain large industrial customers, led to a $115-million increase in revenue from electricity sales in Québec.

Fourth, the rate indexation that came into effect on April 1, 2021, pursuant to An Act to simplify the process for establishing electricity distribution rates, translated into a $92-million increase in revenue.

Electricity sales outside Québec

Revenue from electricity sales on markets outside Québec totaled $1,919 million, compared to $1,395 million in 2020, essentially because of the increase in the average price obtained on the markets and the growth in export volume.

Other revenue from ordinary activities

Other revenue from ordinary activities was $219 million, an increase of $97 million over the $122 million recorded a year earlier. This rise is partly due to the sale of renewable energy certificates1 to third parties, which generated $50 million more than in the previous year. To a lesser extent, it also results from the fact that we had suspended administration charges on unpaid bills for several months in 2020 as part of the measures implemented to assist customers experiencing financial difficulties in the context of the pandemic. A return to normal business practices led to a positive variance in 2021.

Revenue from other activities

Revenue from other activities declined by $79 million compared to the previous year, amounting to $69 million. This decrease is mainly due to the impact of certain derivative instruments traded to mitigate the volatility of energy prices as part of the risk management strategy related to electricity export activities. The use of these instruments led to a negative variance in 2021 because of the increase in market prices, which, by the same token, contributed to the growth in revenue from sales outside Québec.

Expenditure

Total expenditure was $8,594 million in 2021, compared to $8,688 million a year earlier.

Operational expenditure

Operational expenditure amounted to $3,288 million, or $142 million more than the $3,146 million recorded in 2020. The difference is primarily attributable to a $94-million rise in the Pension Plan’s current service cost, mainly due to a decrease, at the end of 2020, in long-term interest rates on capital markets, which determine the discount rates. To a lesser degree, it also results from the negative effect of salary indexation and inflation of other costs.

It is also worth recalling that the COVID-19 pandemic had had a positive or negative impact on several expenditure categories in 2020. The return to a nearly normal situation in 2021 had the reverse effect on each category. For example, total payroll increased due to greater staffing requirements to handle the higher volume of activity, as did expenditure related to external services. Conversely, the expense recognized in connection with the provision related to the collectibility risk for debts, which had been adjusted upwards in 2020 to take into account the fact that certain customer accounts were showing signs of deterioration, was brought back down to pre-pandemic levels. Likewise, the renewed pace of work on our construction and refurbishment jobsites led to an increase in the number of hours of work capitalized in the cost of the related projects, and thus to lower operational expenditure in this connection.

Other components of employee future benefit cost

In the line item Other components of employee future benefit cost, a credit amount of $743 million was recognized in 2021, compared to $494 million in 2020. This positive variance is attributable in particular to an increase in the value of Pension Plan assets.

1.

A renewable energy certificate, or REC, is a negotiable instrument proving that the bearer owns the “environmental attributes” associated with one megawatthour of electricity generated by a renewable source such as hydroelectricity, wind power or solar power. RECs can be sold separately from the electricity generated as a means of offsetting greenhouse gas emissions, for example.

Electricity purchases

Electricity purchases totaled $2,169 million, a $35-million decrease from the $2,204 million recorded in 2020 that is due to a $54-million reduction in external energy purchases related to distribution activities. More specifically, wind power supplies declined by 0.9 TWh or $84 million because of lower output from wind farms under contract, while biomass energy purchases increased by 0.3 TWh or $34 million following the commissioning of a new cogeneration plant at the end of 2020. The difference also reflects a $34-million increase in short-term electricity purchases for export purposes.

Depreciation and amortization

Depreciation and amortization expense amounted to $2,689 million, comparable to the $2,694 million recognized a year earlier.

Taxes

Taxes were $1,191 million, or $53 million more than the $1,138 million recorded in 2020, mainly because of a $41-million increase in water-power royalties resulting from higher output and rate indexation.

Financial expenses

Financial expenses totaled $2,368 million in 2021, compared to $2,603 million the previous year. This $235-million decrease is largely due to the maturity of certain high-interest debts and the issuance of new debt at much lower rates, given the favorable conditions on the capital market.

KEY FIGURES FOR 2021

	2021	2020

OPERATIONS AND DIVIDEND ($M)

Revenue	14,526	13,594

Income before financial expenses	5,932	4,906

Net income	3,564	2,303

Dividend	2,673	1,727

BALANCE SHEETS ($M)

Total assets	82,698	80,895

Property, plant and equipment	68,530	66,900

Long-term debt, including current portion and perpetual debt	49,698	48,413

Equity	23,260	21,322

FINANCIAL RATIOS

Return on equity (%)[a]	14.3	9.5

Capitalization (%)[b]	32.0	31.0

Profit margin (%)[c]	24.5	16.9

Interest coverage[d]	2.52	1.89

Self-financing (%)[e]	52.2	12.8

a)	Net income divided by average equity for the year less average accumulated other comprehensive income for the year. The increase in this ratio compared to 2020 is mainly due to higher net income.
b)

Equity divided by the sum of equity, long-term debt, current portion of long-term debt, perpetual debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.

c)	Net income divided by revenue. The increase in this ratio compared to 2020 is mainly due to higher net income.
d)

Sum of income before financial expenses and net investment income divided by interest on debt securities. The increase in this ratio compared to 2020 is mainly due to higher income before financial expenses and lower interest on debt securities.

e)

Cash flows from operating activities less dividend paid, divided by the sum of cash flows from investing activities, excluding net change in short-term investments and sinking fund, and repayment of long-term debt. The increase in this ratio compared to 2020 is mainly due to the $2.3-billion increase in cash flows from operating activities.

CASH AND CAPITAL MANAGEMENT

Operating activities

Cash flows from operating activities amounted to $5.1 billion in 2021, compared to $2.8 billion in 2020. This increase is primarily due to the $1.3-billion rise in net income and the variance in interest paid on the redemption of zero-coupon bonds, which amounted to $7 million in 2021, compared to $1.6 billion in 2020.

The funds raised were used to pay the dividend for 2020 and to finance a portion of the investment program, among other things.

Investing activities

In 2021, we invested $4.2 billion in property, plant and equipment and intangible assets, compared to $3.4 billion in 2020. Of this amount, $1.3 billion was allocated to development projects and $2.9 billion to asset sustainment.

Investments in the Generation segment totaled $1,052 million, of which $372 million went to development activities, mainly the ongoing construction of the Romaine hydroelectric complex, and $680 million to asset sustainment. Refurbishment projects are underway in several generating stations, including Robert-Bourassa, Rapide-Blanc, Carillon, Beauharnois and Bersimis-2.

Capital spending in the Transmission segment totaled $1,930 million. Of this amount, $382 million was used to connect new generating facilities to the grid and increase transmission capacity. Another $1,548 million was invested in transmission asset sustainment and reliability enhancement projects, especially equipment replacement, facility modernization and grid reinforcement, including construction of the 735-kV Micoua–Saguenay line.

Investments in the Distribution segment totaled $952 million. Most of this amount was dedicated to projects aimed at handling the growing customer base and ensuring the long-term operability of the distribution system.

Financing activities

In 2021, we made eight fixed-rate bond issues maturing in 2060 on the Canadian capital market, at an average cost of 2.72%.

These issues raised a total of $3.4 billion, which was used to support part of our investment program and to repay higher-cost maturing debt whose average rate was on the order of 10%.

SOURCES OF FINANCING

Type of financing	Amount authorized by the Board of Directors	Market	Outstanding as at December 31, 2021
Operating credit lines	C$ or US$1,000 million[a]		C$0.2 million
Credit facility[b]	US$2,000 million[c]		–
Commercial paper[b]	US$3,500 million or equivalent in C$	United States or Canada	–
Medium-term notes[b]	US$3,000 million or equivalent in other currencies C$20,000 million or equivalent in US$	United States Canada	US$280 million[d] C$11,087 million[d]

a)

Of this amount, available balances of US$200 million, C$2 million and $294 million in Canadian or U.S. dollars are covered by operating credit line agreements with the financial institutions concerned.

b)	Guaranteed by the Québec government.
c)	Including a US$750-million swing loan.
d)	Net proceeds from the issuance of medium-term notes.

Dividend and capitalization

The dividend payable to the Québec government for 2021 is $2,673 million. Once it is factored in, the capitalization rate was 32.0% as at December 31, 2021.

Under the Hydro-Québec Act (CQLR, c. H-5), the dividend cannot exceed 75% of net income. Moreover, the Québec government may not declare, in respect of a given year, a dividend in an amount that would have the effect of reducing the capitalization rate to less than 25% at the end of the year.

SEGMENTED RESULTS

Operating segments

At the beginning of 2021, we made changes to our organizational structure, replacing our divisions and other first-tier units with groups. The adjustments came into effect on February 22, 2021. As a result, Hydro-Québec comprised 11 groups, including the following:

•	Innovation, production, santé, sécurité et environnement
•	TransÉnergie et équipement
•	Distribution, approvisionnement et services partagés

These changes had no impact on our business segments or the reporting of segmented information in the consolidated financial statements. We therefore continued to carry out our principal activities in four reportable business segments—Generation, Transmission, Distribution and Construction—our other activities being grouped together under the heading Corporate and Other Activities throughout 2021 and prior periods.

Generation: This segment includes activities related to the operation and development of our generating facilities, except in off-grid systems. It also includes electricity sales and arbitrage transactions on wholesale markets in northeastern North America.

Transmission: This segment includes activities related to the operation and development of the main power transmission system, the marketing of system capacity and the management of power flows across Québec.

Distribution: This segment includes activities related to the operation and development of our distribution grid. It also includes retail electricity sales on the Québec market, as well as customer services and the promotion of energy efficiency.

Construction: This segment includes activities related to the design and execution of construction and refurbishment projects involving mainly power generation and transmission facilities.

However, during the first quarter of 2022, we announced our intention to adopt a new corporate structure designed to align our strategic planning efforts which is expected to comprise various phases of implementation. The process is currently ongoing.

OPERATIONS AND ASSETS BY SEGMENT

							2021
Segmented financial information ($M)	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	[a]	Hydro-Québec
Revenue[b]	7,222	3,477	12,529	2,765	(11,467)		14,526
Net income (loss)	2,682	581	516	10	(225)		3,564
Total assets	34,672	25,365	14,976	218	7,467		82,698

							2020
Segmented financial information ($M)	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	[a]	Hydro-Québec
Revenue[b]	6,490	3,624	12,070	2,053	(10,643)		13,594
Net income (loss)	1,842	586	216	6	(347)		2,303
Total assets	33,513	24,145	14,147	43	9,047		80,895

a)	Corporate and Other Activities includes intersegment eliminations and adjustments.
b)	Segment data include revenue from both external and intersegment customers as presented in Note 20 to the consolidated financial statements.

Note: Some of the prior year’s data have been reclassified to conform to the presentation adopted in the current year.

Generation

Under the Act respecting the Régie de l’énergie (CQLR, c. R-6.01), the Groupe – Innovation, production, santé, sécurité et environnement,1 in its role as electricity generator (the “Generator”), is required to provide the Groupe – Distribution, approvisionnement et services partagés, in its role as electricity distributor in Québec (the “Distributor”), with a base volume of up to 165 TWh of heritage pool electricity annually and may also compete for contracts under the Distributor’s open tendering process. In addition, it offers balancing services and firming capacity to the Distributor to offset variations in wind farm output and thereby facilitate integration of this energy source. The Generator also exports clean, renewable energy to neighboring markets.

Its generating fleet, with a combined storage capacity of 178.9 TWh, includes 63 power plants, 29 large reservoirs and 684 dams, including 92 control structures.

Operating results

The Generator posted net income of $2,682 million in 2021, an increase of $840 million compared to 2020. Net electricity exports brought in $333 million more than the previous year, amounting to $1,658 million, due to favorable market conditions and a volume increase. Electricity sales to the Distributor rose by $231 million to $5,304 million, mainly on account of higher demand on the Québec market. The net result from special contracts with certain large industrial customers in Québec rose by $122 million, largely because of an increase in the market price of aluminum. Recognition of the other components of employee future benefit cost related to the Pension Plan yielded a positive variance of $79 million, and financial expenses declined by $106 million.

Net electricity exports

Net electricity exports reached a historic peak of $1,658 million, compared to the $1,325 million recorded in 2020. This $333-million increase is primarily due to favorable market conditions arising from a general increase in energy prices, especially in the second half of the year, and warmer temperatures in external markets in the second quarter, which drove up the average price obtained even further. It also results from volume growth of 4.3 TWh that is partly attributable to greater needs on these markets, where demand had fallen the previous year on account of the pandemic.

Net export volume thus exceeded 35 TWh for just the second time in our history, reaching 35.6 TWh.

Electricity sales in Québec

Sales to the Distributor

Electricity sales to the Distributor totaled $5,304 million, a $231-million rise compared to the $5,073 million recorded a year earlier. This increase is due to growth in the volume of supplies, mainly as a result of higher demand from Québec customers as the economy gradually recovered with the progressive easing of public health measures. It also reflects the indexing of the price of heritage pool electricity, in accordance with the Act respecting the Régie de l’énergie.

1.

For the presentation of segmented information, the financial data pertaining to the Direction principale – Institut de recherche d’Hydro-Québec, the Direction principale – Filiales et innovations commerciales and the Direction principale – Santé, sécurité et environnement are included in Corporate and Other Activities.

Investing activities

In 2021, the Generator invested $1,052 million in property, plant and equipment and intangible assets. Of this amount, $372 million went to development activities, mainly ongoing construction of the Romaine-4 hydroelectric facility, in Minganie, where the generating station is slated to come on stream in 2022. In keeping with the energy transition, the Generator also commissioned two photovoltaic solar power plants in the Montérégie region in the first half of the year: Gabrielle-Bodis generating station, in La Prairie, and Robert-A.-Boyd generating station, in Varennes.

The remaining $680 million was allocated to asset sustainment and output optimization, including ongoing refurbishment projects at the Robert-Bourassa, Rapide-Blanc, Carillon, Beauharnois and Bersimis-2 facilities.

Transmission

The Groupe – TransÉnergie et équipement,1 in its role as provider of power transmission services in Québec (the “Transmission Provider”), operates and develops our power transmission system, one of the most extensive in North America. It markets system capacity and manages power flows throughout the province, offering non-discriminatory access to its system to all market players in compliance with applicable regulatory requirements.

The Transmission Provider’s activities are regulated by the Energy Board. Since January 1, 2019, the Transmission Provider’s rates have been subject to performance-based regulation (PBR), applicable for a four-year period. Under PBR, rates for the 2021 rate year, currently under review by the Energy Board, were determined using a parametric formula that provides for the application of the cost-of-service method for some unpredictable costs and the use of an indexation formula for the other cost components.

Rate case

In July 2021, the Transmission Provider filed its 2021 and 2022 rate application with the Energy Board. This application seeks the approval of revenue requirements and changes to transmission service rates. The Energy Board’s decision regarding this application is expected in the first quarter of 2022 (see Energy Board decision in “Regulatory Framework – Transmission”).

Operating results

The Transmission segment’s net income was $581 million in 2021, comparable to the $586 million recorded a year earlier. The decline in revenue, mainly in connection with native-load transmission service, was offset by a decrease in depreciation and amortization and financial expenses. The 2021 net result reflects a reduction in the revenue presented in the 2021 rate application.

Investing activities

In 2021, the Transmission Provider invested $1,930 million in property, plant and equipment and intangible assets: $382 million for development projects and $1,548 million for asset sustainment and reliability enhancement projects. The purpose of development projects is to connect new generating facilities to the grid or to increase transmission capacity in response to higher load demand or new service requests. Asset sustainment and reliability enhancement projects involve keeping facilities in good operating condition, continuously improving service quality and complying with the legal and regulatory requirements for operating a power transmission system.

In the development category, the Transmission Provider continued its work on the anticipated deployment of a 320-kV direct-current line running some 100 km between Appalaches substation near Thetford Mines and a point on the Québec/Maine border, as part of a larger project aimed at building a new 1,200-MW interconnection between Québec and the New England grid. It also started construction of the 315/25-kV Le Corbusier substation to meet growing demand in the western end of the city of Laval.

At the same time, the Transmission Provider carried out more than 1,500 projects aimed at enhancing the reliability and long-term operability of its assets. These include the continuation of various activities under the architecture development plan for the 315-kV system on the island of Montréal, as well as the replacement of the grid control systems, special protection systems, and substation protections and controls. The Transmission Provider also launched construction of the 262-km, 735-kV Micoua–Saguenay line, which is expected to help maintain the reliability of our transmission system.

1.	For the presentation of segmented information, this group’s financial data are divided between the Transmission and Construction segments.

Distribution

The Groupe – Distribution, approvisionnement et services partagés,1 in its role as power distributor in Québec (the “Distributor”), provides electricity to the Québec market and delivers reliable power and quality services to its customers with a view to efficiency and sustainable development. In this context, it also promotes energy efficiency.

The Distributor’s activities are regulated by the Energy Board, which has exclusive jurisdiction to set electricity rates.

Rate-setting process

The Distributor’s rates are subject to An Act to simplify the process for establishing electricity distribution rates, which came into force in 2019. In particular, the Act specifies that rates are to be set or modified by the Energy Board every five years commencing on April 1, 2025, and that, in the interim, they are to be adjusted each year based on the annual change in the average Québec Consumer Price Index. However, it authorizes the Distributor to apply to the Energy Board, before the deadline, to modify its rates if they do not allow for recovery of the cost of service.

Pursuant to the Act, all distribution rates for the rate year beginning on April 1, 2021, were indexed at a rate of 1.3%, except the large-power industrial rate (Rate L). This adjustment is based on the change in the average Québec Consumer Price Index between September 30, 2019, and September 30, 2020, excluding alcoholic beverages, tobacco products and recreational cannabis. Rate L was increased by 0.8%, which is equal to the 0.65 rate authorized by the Energy Board in February 2021 multiplied by the general indexation factor of 1.3%. Rates in effect in 2019–2020 had been carried over to the rate year ended March 31, 2021.

For the rate year starting on April 1, 2022, we have announced an increase of 2.6% for all rates except Rate L. The increase applicable to Rate L has been set at 1.7%, which corresponds to the 0.65 rate authorized by the Energy Board in February 2022 multiplied by the general indexation factor of 2.6%.

Supplying the Québec market

The Distributor depends on various sources to supply the Québec market, mainly the heritage pool of 165 TWh, which it purchases from the Generator. It also issues short- and long-term calls for tenders.

For requirements of less than three months, the Distributor may also buy electricity directly on the market, without tendering, under an authorization granted by the Energy Board. For unforeseen needs that cannot be met otherwise, it relies on a framework agreement with the Generator that covers the period from January 1, 2020, to December 31, 2022. This agreement was approved by the Energy Board in December 2019.

In November 2021, the Distributor filed a second progress report on the Electricity Supply Plan 2020–2029 with the Energy Board. This report provides an updated demand forecast for the Québec market, which projects 20-TWh growth over the period from 2019 to 2029, and outlines the events that have influenced supply planning as well as the measures taken since the first progress report on the Plan was filed in October 2020.

Moreover, the Distributor is continuing its efforts to promote energy efficiency. Among other things, it has developed an integrated offer based on raising awareness among customers and helping them make lasting changes in how they use electricity. In addition, it constantly adjusts its programs according to market needs and our requirements, seeks to ensure that its initiatives are in line with those of its various partners and remains on the lookout for potential energy savings from new technologies.

Lastly, in July 2021, the Distributor entered into a partnership agreement with Énergir to reduce greenhouse gas emissions associated with heating residential, commercial and institutional buildings. The agreement involves the implementation of a dual-energy solution combining electricity and natural gas in keeping with the 2030 Plan for a Green Economy, which establishes the Québec government’s electrification and climate change policy framework. The partners submitted a joint application regarding this agreement to the Energy Board in September and are awaiting its decision before launching the project.

1.

For the presentation of segmented information, the financial data pertaining to the Direction principale – Approvisionnement stratégique and the Direction principale – Centre de services partagés are included in Corporate and Other Activities.

Operating results

Net income related to distribution activities totaled $516 million, or $300 million more than the $216 million posted in 2020. Revenue from electricity sales increased by $390 million on account of two main factors: growth in baseload demand from business customers—due in part to the gradual economic recovery as public health measures were eased—and higher aluminum prices, given that the latter have an impact on revenue from special contracts with certain large industrial customers. Electricity purchases and the related transmission costs rose by $213 million, primarily because of an increase in supplies purchased from the Generator. Lastly, recognition of the other components of employee future benefit cost related to the Pension Plan yielded a positive variance of $76 million, whereas financial expenses declined by $38 million.

ELECTRICITY SALES IN QUÉBEC BY SEGMENT

		Sales volume			Sales revenue
	2021	2021–2020 change		2021	2021–2020 change
Market segment	TWh	TWh	%	$M	$M	%
Residential	67.6	(1.0)	(1.5)	5,522	(13)	(0.2)
Commercial, institutional and small industrial	46.2	1.1	2.4	3,957	104	2.7
Large industrial	55.8	3.7	7.1	2,498	290	13.1
Other	5.6	–	–	342	9	2.7
Total	175.2	3.8	2.2	12,319	390	3.3

FACTORS UNDERLYING THE 2021–2020 CHANGE IN SALES BY SEGMENT

					Volume effects	Price effects	Total
	Baseload demand[a]		Temperatures		Total
Market segment	TWh	$M	TWh	$M	$M	$M	$M
Residential	–	1	(1.0)	(69)	(68)	55	(13)
Commercial, institutional and small industrial	1.1	79	–	(5)	74	30	104
Large industrial	3.7	155	–	–	155	135	290
Other	0.1	9	(0.1)	–	9	–	9
Total	4.9	244	(1.1)	(74)	170	220	390

a)	Including the leap year effect of additional sales on February 29, 2020.

Electricity sales in Québec

Revenue from electricity sales amounted to $12,319 million, a $390-million increase over 2020 that was due to a surge in electricity demand in Québec, the increase in the market price of aluminum and the rate indexation on April 1, 2021. These factors were partially offset by the negative impact of temperatures.

Sales volume grew by 3.8 TWh to 175.2 TWh, compared to 171.4 TWh in 2020.

On the one hand, baseload demand rose by 4.9 TWh, essentially because of greater energy needs in the commercial, institutional and small industrial segment and the large industrial segment with the gradual resumption of economic activity. The public health measures implemented in the context of the pandemic had forced the closure of numerous stores and other businesses for many weeks in the spring and fall of 2020, driving down electricity sales. As the public health measures were eased in 2021, the economy bounced back and baseload demand grew. This factor was partially offset, however, by the fact that the 2020 leap year included an additional day of sales, which led to a negative variance in all customer categories in 2021.

On the other hand, temperatures led to a 1.1-TWh decrease in sales. Their impact was mainly felt in the spring, especially in April, when they were on average 3°C higher than in 2020, leading to a decline of 1.3 TWh or $100 million in electricity sales in the second quarter.

Other revenue from ordinary activities

Other revenue from ordinary activities rose by $64 million compared to the $31 million recorded in 2020, primarily because the sale of renewable energy certificates generated an additional $42 million in 2021. To a lesser extent, the increase is also due to the fact that we had suspended administration charges on unpaid bills for several months in 2020 to assist customers experiencing financial difficulties in the context of the pandemic, which led to a positive variance in this regard in 2021.

Electricity purchases and transmission costs

Electricity purchases and the related transmission costs increased by $213 million compared to 2020. Supplies from the Generator rose by $231 million on account of the higher volume of electricity sales in Québec and the indexation of heritage pool electricity, pursuant to the Act respecting the Régie de l’énergie. Supplies from third parties decreased due to lower output from wind farms under contract, which was partially offset by an increase in biomass energy purchases following the commissioning of a cogeneration plant at the end of 2020. Lastly, the costs incurred for native-load transmission services provided by the Transmission Provider also declined.

Investing activities

In 2021, the Distribution segment’s investments in property, plant and equipment and intangible assets totaled $952 million.

Of this amount, $527 million went toward handling the growth of the Québec customer base. This includes connecting over 54,000 new customers and commissioning most of the facilities linking the village of La Romaine and the Innu community of Unamen Shipu, both in the Basse-Côte-Nord region, to the main grid. The Distributor also continued to build a new generating station to supply the Inuit village of Tasiujaq, in the Nord-du-Québec region. In addition, it allocated $425 million to asset sustainment, in particular the project to replace the distribution grid control system.

Construction

The Construction segment consists of activities related to projects carried out by the Groupe – TransÉnergie et équipement1 and by Société d’énergie de la Baie James (SEBJ) (collectively, the “Construction Segment”).

The Groupe – TransÉnergie et équipement is responsible for construction and refurbishment projects throughout Québec, except in the territory governed by the James Bay and Northern Québec Agreement (JBNQA). SEBJ builds generating facilities in the territory governed by the JBNQA (north of the 49th parallel) and may also carry out certain projects elsewhere in Québec and outside the province.

As an engineering, construction and environmental specialist, the Construction Segment also offers the Generator and the Transmission Provider a variety of services needed for draft-design studies, impact assessments and other undertakings in the context of energy-related projects. These services include technical and scientific surveys, planning, cost estimates and cost control, design, architecture, geomatics and quality control.

Volume of activity

The Construction Segment carried out projects amounting to $2,765 million in 2021, compared to $2,053 million the previous year, when the pace of activity on our jobsites had slowed due to the public health crisis. The high volume is attributable to several large-scale projects. Work done for the Generator totaled $910 million, compared to $797 million in 2020, while work done for the Transmission Provider totaled $1,661 million, compared to $1,101 million in 2020.

Main projects

In the area of power generation, the Construction Segment went on working on the Romaine-4 development to complete the Romaine hydroelectric complex and continued to overhaul some of the generating units at Robert-Bourassa and Beauharnois generating stations. It also started replacing six units at Carillon and the headgates at Bersimis-2. Progress was also made on the refurbishment of Rapide-Blanc generating station and the dike at Les Cèdres, as well as the upgrade of the auxiliary systems at Carillon.

In the area of transmission, construction work began on the 735-kV Micoua–Saguenay line and the 315/25-kV Le Corbusier and Des Irlandais substations. In addition, the Construction Expert carried on with its numerous replacement programs throughout Québec, while also upgrading various facilities on the main transmission system and pursuing other projects to increase transmission capacity. Achievements in this regard include the replacement of the static compensators at Chamouchouane substation.

1.	For the presentation of segmented information, this group’s financial data are divided between the Transmission and Construction segments.

Corporate and Other Activities

The Corporate and Other Activities heading includes all corporate activities, which are handled by the Groupe – Direction financière, Groupe – Affaires corporatives, juridiques et gouvernance, Groupe – Expérience client, communications et relations avec les communautés, Groupe – Talents, culture et évolution, Groupe – Gestion intégrée des risques and Groupe – Audit interne. It also encompasses the activities of the Groupe – Technologies de l’information et des communications, Groupe – Stratégies d’entreprise et développement des affaires, Direction principale – Approvisionnement stratégique, Direction principale – Centre de services partagés, Direction principale – Santé, sécurité et environnement, Direction principale – Institut de recherche d’Hydro-Québec and Direction principale – Filiales et innovations commerciales, as well as intersegment eliminations and adjustments.

Results

In 2021, Corporate and Other Activities posted a net loss of $225 million, compared to $347 million a year earlier. The loss recorded in 2021 relates in particular to the activities of the Institut de recherche d’Hydro-Québec and of the startup subsidiaries tasked with leveraging the technologies and services resulting from our R&D efforts in the areas of energy efficiency, demand response and energy storage systems.

Corporate activities

The Groupe – Direction financière is responsible for financing, treasury, accounting, budget planning, taxation, control, preparation of financial statements and reports, as well as Pension Plan and Pension Fund management. As at December 31, 2020, the date of the most recent actuarial valuation, the Pension Plan showed a funding surplus of $10.1 billion, which means that the assets held on that date were sufficient to cover future pension costs as well as the stabilization provision established under the requirements of the Supplemental Pension Plans Act (CQLR, c. R-15.1). The Pension Plan’s funding ratio was 152.1% at that time.

The Groupe – Affaires corporatives et juridiques et gouvernance provides administrative support to our Board of Directors and the boards of our subsidiaries, as well as legal services, advice and opinions to the entire company. It negotiates, drafts and reviews the contracts and agreements required in the course of our operations and protects our interests in business matters and disputes, including court cases and matters involving regulators such as the Energy Board of Québec and the Canada Energy Regulator. It also develops strategies and guidelines and provides advisory services in the areas of corporate affairs, governance and ethics, access to documents and protection of personal information, information management, and sustainable development. At the request of our Management or Board of Directors, it also conducts analyses and verifications aimed at evaluating our governance, performance and compliance in different areas, such as anti-bribery policies, the environment and occupational health and safety.

The Groupe – Expérience client, communications et relations avec les communautés provides us and our subsidiaries advice and guidance on customer experience and marketing. It is also responsible for communications with the general public and our stakeholders, including governments, as well as relations with local communities and Indigenous peoples. In addition, it develops integrated strategies regarding all stakeholders to ensure the social acceptability of our projects and activities, and works with the other groups and the subsidiaries to continuously enhance our reputation.

The Groupe – Talents, culture et évolution develops strategies, guidelines, directives, corporate programs and objectives in matters pertaining to human resources management, labor relations, compensation and employee benefits, organizational performance, as well as training and skills development. It also supports our development and continuous improvement by seeking to ensure that Management can count on optimum conditions regarding human resources. Moreover, it is responsible for all measures regarding the protection of personnel and third parties, as well as the security of our facilities and assets.

The Groupe – Gestion intégrée des risques coordinates and oversees our integrated business risk portfolio. It also monitors market and credit risks related in particular to energy trading floor operations, the regulated activities of the Transmission Provider and the Distributor, business development, treasury activities, financing, as well as debt and Pension Plan management. It also conducts economic and financial analyses regarding major capital, acquisition and equity investment projects. Lastly, it optimizes our energy and capacity balances according to different scenarios and proposes ways to enhance the value of the current and projected asset base and related resources, with a view to reliability, profitability, decarbonization and sustainable development.

The Groupe – Audit interne ensures that internal control mechanisms are well designed and implemented and that they are adequate and effective by providing reasonable assurance and by supporting the Board of Directors in exercising our sound governance. It provides advice and suggests improvements not just in terms of efficiency, but also in the areas of environmental protection, health and safety, technology, innovation and social responsibility. To do so, it focuses on working with Senior Management and creating added value. Reporting to the Board of Directors’ Audit Committee, the group is responsible for our internal audit, including our subsidiaries and Pension Plan, and has the necessary powers and authority to perform its role in an independent and objective manner, in compliance with applicable laws and standards. In carrying out its duties, it adopts a systematic and methodical approach, taking into account our objectives, strategies, risks, governance processes and management system, and is guided by best practices in internal auditing.

Groupe – Technologies de l’information et des communications

The Groupe – Technologies de l’information et des communications designs, deploys and operates our information networks, systems, applications and infrastructure, and plans their development. To this end, its teams ensure the sustainment of hardware and software resources, establish the technological foundations essential to business growth, and continue to implement an integrated vision regarding governance, architecture, development and operations, with an emphasis on security. In addition, the group develops innovative, cutting-edge solutions to increase productivity and facilitate our digital transformation, which involves increased power grid and business process automation, greater mobility, and the use of cloud computing, data analytics and artificial intelligence, as well as instilling a strong cybersecurity culture. It is also responsible for the operation, development, maintenance and security of our telecommunications network, which is one of the largest in the North American electricity sector and underpins one of the world’s most complex power grids.

The group’s volume of activity totaled $890 million in 2021, compared to $768 million in 2020. This increase is due to a rise in our business needs, mainly as regards technological debt management and the compliance and security of information and communications technologies, as well as to the launch of various initiatives to meet efficiency and business growth imperatives.

Investing activities

In 2021, the investments made by the Groupe – Technologies de l’information et des communications totaled $197 million. This amount was primarily allocated to maintaining the long-term operability of assets in line with enterprise architecture targets and strategic objectives related to our digital shift.

Groupe – Stratégies d’entreprise et développement des affaires

The Groupe – Stratégies d’entreprise et développement des affaires has three main mandates. First, it is responsible for developing the Québec market and seizing business opportunities in neighboring markets, so that we can maximize our contribution to sustainable wealth creation for Québec and play a leading role in the energy transition. More specifically, it seeks out growth opportunities in the form of facility acquisitions or long-term partnerships in the renewable energy sector while also attracting promising investments to Québec. Secondly, the group works to expand export markets by promoting the advantages of Québec hydropower to support the decarbonization of northeastern North America. Lastly, it develops corporate strategies to help us evolve in step with the business, economic and social context by leveraging its intellectual capital and infrastructure, and it assists the other groups in the achievement of their respective strategic mandates.

Direction principale – Centre de services partagés and Direction principale – Approvisionnement stratégique

The mission of the Direction principale – Centre de services partagés1 is to create value and enable its partners to focus on their core mission by providing competitive services and expertise in property management, material and transportation logistics, as well as administrative support to the company as a whole. It thereby contributes to our bottom line by optimizing costs and maximizing asset value. The Direction principale – Approvisionnement stratégique1 provides corporate-wide guidelines, directives, products and services related to strategic procurement, according to best practices in this area.

These two units’ combined volume of activity amounted to $655 million in 2021, compared to $590 million in 2020.

1.	This Direction principale is part of the Groupe – Distribution, approvisionnement et services partagés.

Direction principale – Santé, sécurité et environnement

The Direction principale – Santé, sécurité et environnement1 maintains our expertise and supports our activities in the areas of occupational health and safety and the environment. It defines the related guidelines and directives, ensures their consistent application and does the necessary follow-ups to enable us to proactively manage the associated risks and challenges and improve its performance in these areas. It is accountable to the Management Committee in this regard.

Direction principale – Institut de recherche d’Hydro-Québec

The Direction principale – Institut de recherche d’Hydro-Québec1 (IREQ) develops cutting-edge technologies and applications adapted to the energy situation in Québec, in order to help us improve grid performance and better serve its customers.

As our innovation hub, IREQ includes our research center and the Center of Excellence in Transportation Electrification and Energy Storage. The research center, whose projects are designed in particular to support the energy transition, keeps us on the leading edge of advances in knowledge and technological solutions in all areas likely to have an impact on our operations over the short and long term. The work of the Center of Excellence focuses on advanced materials for sustainable mobility and small- and large-scale energy storage, two key elements in the fight against climate change.

Direction principale – Filiales et innovations commerciales

The mandate of the Direction principale – Filiales et innovations commerciales1 is to develop an end-to-end vision and strategy for commercializing innovative technologies that are intended to help build Québec’s energy future for the benefit of customers and the community. It is also in charge of coordinating the operations of the Hydro-Québec IndusTech subsidiaries tasked with marketing the technologies and services resulting from our R&D efforts, including Hilo (energy efficiency and demand response) and EVLO (energy storage systems). It also oversees the operations of subsidiaries working in the electric mobility sector, namely DANA TM4 (propulsion systems), Circuit électrique Québec (Electric Circuit charging network) and AXSO (software platform for smart electric vehicle charging).

Contingency

Further to the agreement we entered into to sell 9.45 TWh of energy to electricity distributors in Massachusetts over a 20-year period, we launched, with our U.S. partner Central Maine Power (“CMP”), the New England Clean Energy Connect (“NECEC”) project in the United States to transmit the power via the State of Maine. This project is part of a larger project aimed at establishing a new interconnection between the Québec and New England grids. In January 2021, CMP initiated the construction of the NECEC line, as all the key authorizations and major permits required by the U.S. regulatory authorities had been obtained. In November 2021, Mainers voted in a citizen initiative referendum to block the project. Together with CMP, we are challenging the legality of the new law resulting from this initiative in court, and CMP has suspended construction work until the issue has been resolved by the ongoing legal proceedings. In coordination with CMP, we also suspended some of the construction work related to the interconnection project in Québec.

Should the project be abandoned, certain costs recognized as property, plant and equipment under construction, which totaled $347 million as at December 31, 2021, are expected to be charged to results, along with the amounts that we have undertaken to pay under various agreements, which amounted to $189 million at year-end 2021.

1.	This Direction principale is part of the Groupe – Innovation, production, santé, sécurité et environnement.

INTEGRATED BUSINESS RISK MANAGEMENT

We have been applying an integrated business risk management process as part of our ongoing activities for many years. This process is supported by various control, communication and assessment mechanisms intended to ensure dynamic monitoring of risk developments.

All groups within us have a role to play. As part of their activities, they manage the risks to which they are exposed and reassess them on a regular basis, daily in some cases, using the tools developed by the Groupe – Gestion intégrée des risques, among other things. In concrete terms, each group must identify and assess its main risks and then develop and apply mitigation measures to ensure that residual risks are at a level acceptable to us. The groups report periodically on their risk management and monitoring activities to the Management Committee, which then acts as a risk management committee to provide overall monitoring of business risks. This approach makes it possible to create a consolidated portfolio of residual business risks during the annual planning process. The consolidated portfolio is presented to the Board of Directors with the Business Plan, which includes a sensitivity analysis indicating the impact of certain risks on forecast net income.

Financial risks

In the course of our operations, we carry out transactions that expose us to certain financial risks, such as market, liquidity and credit risk. Systematic monitoring and the adoption of strategies that include the use of derivative instruments considerably reduce exposure to such risks and their impact on our results.

To manage market and credit risk, a team of specialists that is independent of the teams carrying out the transactions constantly monitors a number of indicators related to financial and energy transactions, recommends strategies and applies controls aimed at reducing risk.

Market risk

Our results are subject to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Fluctuations in the Canadian dollar’s exchange rate relative to the U.S. dollar affect revenue from sales denominated in U.S. dollars as well as the cost of U.S. dollar–denominated debt. Interest rate fluctuations affect financial expenses and pension costs. Lastly, energy price fluctuations affect revenue from wholesale markets, while aluminum price fluctuations have an impact on revenue from special contracts with certain large industrial customers in Québec.

The three types of market risk are the subject of active integrated management based mainly on the use of derivative financial instruments. The purpose of such management is to limit the impact of market risk on our results, according to strategies and criteria that are established based on our risk tolerance. In addition, market risk over the medium and long term is mitigated by the offsetting effect between the impact of a general increase or decrease in interest rates on financial expenses, on the one hand, and the impact of such an increase or decrease on pension costs, on the other.

Our pension costs are also subject to the risk of fluctuation in the fair value of investments held in the Pension Fund portfolio. To manage this risk, we rely on asset diversification and on investment management strategies that include the use of derivatives.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities. This type of risk may arise from difficulties accessing sources of financing for its investment program.

Our liquidity risk is mitigated by several factors, including substantial cash flows from operating activities, access to a preauthorized standby credit facility and a diversified portfolio of highly liquid financial instruments.

Credit risk

Credit risk is the risk that a counterparty may not meet its contractual obligations.

We are exposed to credit risk related to receivables through ongoing electricity sales in Québec. To mitigate the impacts of the pandemic in 2021, we relaxed our payment arrangement conditions to accommodate the needs of both residential and business customers.

We are also exposed to credit risk related to the cash equivalents, short-term investments and derivative instruments traded with financial institutions and other issuers and, to a lesser extent, with North American energy companies under the Distributor’s power purchase agreements and the Generator’s energy transactions on markets outside Québec.

Exposure to credit risk is mitigated by the implementation of limits and frameworks for risk concentration and level of exposure by counterparty. To ensure compliance with such limits and frameworks, we take a proactive approach based on various controls and monitoring reports. These enable us to react quickly to any event that could have an impact on the financial position of our counterparties. In addition, we generally do business with counterparties that have a high credit rating. We also enter into agreements to keep the market value of the main derivative instrument portfolios below a predetermined threshold.

Regulatory risks

We are exposed to regulatory risks because, under the Act respecting the Régie de l’énergie, its electricity transmission and distribution operations are regulated. The decisions handed down by the Energy Board may therefore affect the results of the Transmission Provider and the Distributor. In particular, the Act stipulates that rates are determined on a basis that allows for recovery of the cost of service and provides a reasonable return on the rate base.

However, An Act to simplify the process for establishing electricity distribution rates, which came into force in 2019, put an end to the regulatory practice whereby any variance between the actual amounts of certain items, in particular revenue variances related to weather conditions and variances related to the cost of electricity supplies, and the amounts forecast in the rate filings, which were based on climate normals and recognized by the Energy Board for rate-setting purposes, could later be factored into the Distributor’s rates. As a result, the Distributor is now exposed to the risks associated with these items, which were formerly covered by variance and deferral accounts. Since 2021, however, these risks are partially mitigated by the annual indexation of rates.

Various measures have been put in place to reduce the impact of regulatory risks on the results of the Transmission Provider and the Distributor. These measures include submitting complete and well-argued files to the Régie and maintaining a constructive dialogue with the Energy Board and the intervenors, particularly during working sessions.

Operational risks

Managing a power system poses numerous technical challenges in connection with aging equipment. We must therefore make informed decisions when it comes to planning investments aimed at extending the useful life of our facilities and replacing certain assets.

Generation

One of the primary uncertainties that we face relates to natural water inflows. The Generator must ensure that it is able to meet its commitments to supply an annual base volume of up to 165 TWh of heritage pool electricity to the Distributor and fulfill its contractual obligations. In concrete terms, this means being able to cover a natural inflow deficit of 64 TWh over two consecutive years, and 98 TWh over four consecutive years. To manage this risk, the Generator applies a variety of mitigation measures and closely monitors them. It therefore manages its reservoir storage on a multiyear basis and maintains an adequate margin between its generating capacity and its commitments. This margin allows it to compensate for variations in runoff, replenish its reserves or take advantage of business opportunities. We regularly report to the Energy Board on the Generator’s generating capacity and energy reserve.

Moreover, the Generator operates many generating stations and control structures in southern Québec, particularly on the Rivière Saint-Maurice, the Rivière des Outaouais (Ottawa River) and the Fleuve Saint-Laurent (St. Lawrence River), along which a number of urban centers and other agglomerations are located. These rivers have experienced major spring flooding in recent years, especially in 2017 and 2019. To reduce the impact of flooding on communities, the Generator plans ahead and manages its facilities in such a way as to maximize public safety, by carrying out rigorous monitoring and by working closely with the authorities. For example, various reservoirs are used to limit the risk of flooding. We held numerous information sessions during the year to educate the public about the key role that our reservoirs and control structures play in managing floods.

The Generator is also exposed to risk arising from variances between actual temperatures and domestic market demand and forecast values. Such variances have an impact on its electricity sales to the Distributor and may affect the volume available for its export sales.

In addition to runoff uncertainties, the Generator’s export activities on wholesale markets are subject to market risk and the risk of unavailability of generating and transmission equipment. Market risk is the result of fluctuations in energy prices on markets outside Québec. It is mitigated by the ongoing monitoring of trends on wholesale markets and the use of hedging derivative instruments. The risk of unavailability of generating and transmission equipment is mitigated through the implementation of maintenance and upgrade programs.

The risks related to export activities are quantified in an integrated fashion by a team of specialists that is independent of the team carrying out the transactions. This team sees to the application of controls, submits daily reports to the managers who oversee these activities and ensures compliance with the limits approved by Management and the Board of Directors.

Transmission

Several factors, such as extreme weather events and equipment failure, may cause service interruptions or result in the unavailability of part of the transmission system. To counter these factors, the Transmission Provider relies on a variety of preventive measures. For instance, it implements the reliability standards of the North American Electric Reliability Corporation (NERC), as well as various measures to maintain and reinforce its transmission facilities and ensure that assets continue to operate smoothly throughout their useful lives. It is worth noting in this regard that the Direction principale – Contrôle des mouvements d’énergie et exploitation du réseau of the Groupe – TransÉnergie et équipement serves as the Reliability Coordinator for transmission systems in Québec, a role it was assigned by the Energy Board in 2007.

The Transmission Provider must provide enough transmission capacity to supply the Distributor and other customers, while ensuring transmission system security and reliability. To do so, it applies optimal management of the annual peak load and invests in modernizing its transmission facilities based on an asset management model. It has also undertaken major projects to replace the grid control systems, special protection systems, and substation protections and controls.

Distribution

The main risk to which the Distributor is exposed relates to continuity of service. To maintain power quality, it makes ongoing investments in its system to modernize and automate it, and to enhance its security. It also relies on vegetation control, the implementation of an asset maintenance program and an asset renewal strategy, as well as compliance with applicable standards for overhead and underground systems. To reduce the duration of service interruptions, the vast majority of which are caused by adverse weather conditions, it has adopted new technologies for rapid detection of outages, faster service restoration and remote management of certain incidents.

Even under normal weather conditions, the Distributor has to deal with demand fluctuations that are due to economic and energy market factors and that impact its results. When demand is lower than forecast, it cannot recover from customers all the costs related to power transmission and distribution. Since An Act to simplify the process for establishing electricity distribution rates came into force, the Distributor has also been exposed to risks associated with weather conditions and variances in electricity supply costs. To limit the impact of all these risks, it constantly fine-tunes its method of forecasting electricity demand.

Construction

One of the main risks we face in our construction projects is occupational health and safety on our jobsites. In 2017, we initiated a major shift aimed at developing strong leadership, raising our standards and improving our performance in health and safety, so as to become a benchmark in this area in Québec’s construction industry.

Despite all the efforts made to date, a few fatal accidents occurred on our jobsites in 2021. These tragic events have underscored the necessity to reduce risk tolerance and act swiftly to control critical hazards and implement controls in all circumstances. Among the initiatives prioritized are regular on-site inspections and sustained interactions with contractors. In light of the workforce turnover on the jobsites, greater emphasis is also being placed on the orientation, qualification and support of new workers. All groups and teams are working together to achieve a common goal: ensuring a safe, healthy, respectful and caring work environment.

Pressure on construction project costs is another risk to which we are constantly exposed. This pressure stems from such factors as a labor shortage due in part to the boom in Québec’s construction industry, higher prices for certain materials and products, as well as issues like late deliveries, poor quality and work stoppages, which affect project schedules. Post-pandemic recovery plans that began rolling out in the second half of 2021 could put more pressure on project costs and labor availability.

To meet its commitments and continue to apply high safety and quality standards, the Construction Segment has implemented a number of measures designed to reduce its risk exposure. For instance, its teams analyze health and safety risks, and then develop integrated solutions to eliminate or mitigate these risks in the early stages of engineering. In addition, it closely monitors project schedules, costs, accidents and risks specific to each project or key deliverable, an approach that enables it to ensure that projects are progressing as planned and to take any necessary corrective action. In collaboration with internal partners, the Construction Segment also maintains ongoing relations with the relevant organizations and government departments to stay abreast of future amendments to laws and regulations that could affect its activities. Lastly, in conjunction with the Direction principale – Approvisionnement stratégique, it monitors the markets and develops procurement strategies that promote competition, our attractiveness as a customer, the sustainability of supplies and the maintenance of expertise in its markets, and it adapts its project implementation strategies to the economic situation, in collaboration with its partners.

Corporate and Other Activities

Occupational health and safety

We are continuing the company-wide shift we initiated to change our culture and improve our performance in occupational health and safety (OHS) in order to protect all our workers. This shift revolves around three pillars: leadership, risk management and performance.

Numerous initiatives have thus been launched. Priority is given to the two risks involving the most serious consequences, namely moving vehicles and live equipment, as well as ground-level slips, trips and falls, which are very frequent.

Significant efforts have been made to optimize the reporting of accidents, determine their causes and implement effective control strategies and methods. For instance, a specialized team was tasked with conducting independent investigations to determine the root causes of potentially serious incidents with a high risk of recurrence.

Given the current public health crisis, we have also added biological risks to our action priorities. In March 2020, we deployed our emergency biohazard response plan, which calls for the application of numerous hygiene measures in workplaces and on jobsites in order to protect both workers and the local populations concerned. At the same time, we implemented a number of support measures to help teleworkers maintain a healthy lifestyle.

OHS performance indicators continue to be closely tracked in dashboards and performance reviews, and the measures taken since 2017 have laid the groundwork for achieving the desired results. Improving our OHS performance and creating a genuine culture of prevention is a long process. However, the continued deployment of our health and safety action plan in 2021 should contribute to more effective risk management and new gains in this area during the coming years.

Safety of individuals and security of assets and revenue

We take every possible measure to protect our employees and third parties against any threats, hazards, disasters and exceptional circumstances that might occur in the course of operations. We carry out continuous monitoring of threats and vulnerabilities, and of the safety measures necessary for accomplishing our mission. We also look after securing all our physical assets, information assets and cyber assets.

To help ensure optimal protection of individuals and of our assets and revenue, we are committed to fostering a culture of safety and security; increasing public awareness of the need for good safety habits near our facilities; anticipating, evaluating and mitigating risks and threats; establishing and applying adapted safety measures; ensuring surveillance of assets and detection of anomalies; responding quickly in the event of harm, damage or threat to individuals, assets or revenue in order to limit impacts; complying with legal and regulatory requirements; and taking part in government safety and security initiatives.

Concerning protection of revenue, we pay special attention to electricity theft, fraud, intellectual property infringement and possible attacks on the grid. To counter these risks, we rely on a series of measures, including an analytical method for detecting electricity theft, the creation of a team dedicated to investigating collusion, corruption, fraud and economic integrity, the proactive verification of security problems, as well as continued active surveillance in collaboration with its partners.

In addition, we have a corporate emergency response plan to ensure the continuity of our operations and our mission in case of an exceptional occurrence. The corporate plan integrates the emergency response plans and activities of all the groups with the aim of strengthening and improving coordination of the efforts of all internal and external responders, including public authorities.

Security of information and communications technologies

Cybersecurity is a key concern for us. To manage this issue, we rely on a multidisciplinary team of experts who work closely with a network of external collaborators. Together, these stakeholders protect technology assets, anticipate and analyze threats, and rigorously monitor related risks. We regularly assess the mitigation measures in place and deploy new strategies based on changes in the business environment and emerging trends in security.

Growth in Québec and beyond

We intend to take advantage of opportunities both in Québec and beyond our borders with a view, in particular, to increasing our value, enhancing our strategic position and supporting the decarbonization of all our markets. The growth avenues we are exploring involve developing our domestic and export markets, leveraging our technologies and acquiring assets or equity stakes. To ensure the success of these ventures, we have adopted a disciplined approach and implemented a business opportunity analysis process to identify the related risks and manage them proactively.

Environment

Every year, we review our management of environmental risks as well as areas for improvement using our ISO 14001:2015–certified management system. We thereby seek to better control the impact of our operations and projects on biophysical and human environments and to maximize the positive environmental spin-offs of our presence throughout Québec.

Climate change

Since climate change is already starting to have an impact on our operations, we have undertaken to implement an adaptation plan aimed at mitigating the related risks. In 2020, a committee with representatives from all the groups concerned set out to identify our key vulnerabilities. In 2021, it identified the main risks associated with climate change and proposed adaptation measures that are expected to be implemented progressively over the coming years. We have also asserted our intention to be a leader in the energy transition so as to make an even larger contribution to the fight against global warming.

INDEPENDENT AUDITORS’ REPORT

To the Minister of Finance of Québec

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Hydro-Québec and its subsidiaries (the Group), which comprise the consolidated balance sheets as at December 31, 2021 and 2020, and the consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2021, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2021 and 2020, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2021, in accordance with United States generally accepted accounting principles (U.S. GAAP).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises the information included in a document to be entitled Annual Report – Form 18-K, but does not include the consolidated financial statements and our auditors’ report thereon. The Annual Report – Form 18-K is expected to be made available to us after the date of this auditors’ report.

Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report – Form 18-K, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. GAAP, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

•

Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Report on Other Legal and Regulatory Requirements

As required by the Auditor General Act (CQLR, c. V-5.01), we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The engagement partners from KPMG LLP and from Ernst & Young LLP on the audit resulting in this independent auditors’ report are respectively [REDACTED] and [REDACTED].

On behalf of the Auditor General of Québec,

/s/ KPMG LLP[1]	/s/ Ernst & Young LLP[2]	/s/ Patrick Dubuc, CPA auditor, CA
Acting Assistant Auditor General

Montréal, Québec

March 25, 2022

1.	FCPA auditor, FCA, public accountancy permit No.[REDACTED]
2.	CPA auditor, CA, public accountancy permit No.[REDACTED]

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations

Years ended December 31 In millions of Canadian dollars	Notes	2021	2020	2019

Revenue	20	14,526	13,594	14,021

Expenditure

Operations		3,288	3,146	2,818

Other components of employee future benefit cost	18	(743)	(494)	(557)

Electricity purchases		2,169	2,204	2,227

Depreciation and amortization	4	2,689	2,694	2,782

Taxes	5	1,191	1,138	1,133

		8,594	8,688	8,403
Income before financial expenses		5,932	4,906	5,618

Financial expenses	6	2,368	2,603	2,695

Net income		3,564	2,303	2,923

Consolidated Statements of Comprehensive Income

Years ended December 31 In millions of Canadian dollars	Notes	2021	2020	2019

Net income		3,564	2,303	2,923
Other comprehensive income	16
Net change in items designated as cash flow hedges	15	(544)	(229)	260

Net change in employee future benefits	18	1,586	(464)	(759)

Other		5	(9)	(3)

		1,047	(702)	(502)

Comprehensive income		4,611	1,601	2,421

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

As at December 31 In millions of Canadian dollars	Notes	2021	2020

ASSETS
Current assets

Cash and cash equivalents		1,297	1,467

Short-term investments		381	304

Accounts receivable and other receivables	15	3,069	2,313

Derivative instruments	15	52	147

Regulatory asset	3	122	123

Materials and supplies		389	316

		5,310	4,670
Property, plant and equipment	7	68,530	66,900

Intangible assets	8	1,165	1,053

Investments	9	1,967	1,717

Derivative instruments	15	3	11

Regulatory assets	3	3,020	5,700

Other assets	10	2,703	844

		82,698	80,895
LIABILITIES
Current liabilities

Accounts payable and accrued liabilities		2,163	2,080

Dividend payable	16	2,673	1,727

Accrued interest		877	933

Asset retirement obligations	11	75	84

Derivative instruments	15	337	14

Current portion of long-term debt	12	3,247	1,900

		9,372	6,738
Long-term debt	12	46,197	46,257

Asset retirement obligations	11	867	838

Derivative instruments	15	126	3

Regulatory liabilities	3	319	331

Other liabilities	13	2,303	5,150

Perpetual debt	14	254	256

		59,438	59,573
EQUITY	16
Share capital		4,374	4,374

Retained earnings		20,949	20,058

Accumulated other comprehensive income		(2,063)	(3,110)

		23,260	21,322

		82,698	80,895
Commitments and contingencies	19

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Jacynthe Côté

Chair of the Audit Committee	Chair of the Board

Consolidated Statements of Changes in Equity

Years ended December 31 In millions of Canadian dollars	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2020		4,374	20,058	(3,110)	21,322

Net income		–	3,564	–	3,564

Other comprehensive income	16	–	–	1,047	1,047

Dividend	16	–	(2,673)	–	(2,673)
Balance as at December 31, 2021		4,374	20,949	(2,063)	23,260

Balance as at December 31, 2019		4,374	19,482	(2,408)	21,448

Net income		–	2,303	–	2,303

Other comprehensive income	16	–	–	(702)	(702)

Dividend	16	–	(1,727)	–	(1,727)
Balance as at December 31, 2020		4,374	20,058	(3,110)	21,322

Balance as at December 31, 2018		4,374	18,741	(1,906)	21,209

Adjustments related to a change in accounting policy		–	10	–	10

Net income		–	2,923	–	2,923

Other comprehensive income	16	–	–	(502)	(502)

Dividend	16	–	(2,192)	–	(2,192)
Balance as at December 31, 2019		4,374	19,482	(2,408)	21,448

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31 In millions of Canadian dollars	Notes	2021	2020	2019
Operating activities

Net income		3,564	2,303	2,923

Adjustments to determine net cash flows from operating activities

Depreciation and amortization	4	2,689	2,694	2,782

Amortization of premiums, discounts and issue expenses related to debt securities		12	127	211

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(342)	(181)	(433)

Interest and other	17	251	(1,243)	208

Regulatory assets and liabilities		(231)	(178)	(453)

Change in non-cash working capital items	17	(852)	(694)	804

		5,091	2,828	6,042
Investing activities

Additions to property, plant and equipment		(4,014)	(3,151)	(3,480)

Additions to intangible assets		(209)	(215)	(134)

Acquisition of investments	9	(197)	(661)	–

Net change in short-term investments and sinking fund	10	(105)	217	485

Other		(73)	(15)	(80)

		(4,598)	(3,825)	(3,209)
Financing activities

Issuance of long-term debt		3,728	4,541	3,075

Repayment of long-term debt		(1,948)	(938)	(3,818)

Cash receipts arising from credit risk management		3,862	5,036	2,909

Cash payments arising from credit risk management		(4,524)	(5,060)	(2,810)

Net change in borrowings		(1)	(64)	(9)

Dividend paid		(1,727)	(2,192)	(2,394)

Other		(37)	26	8

		(647)	1,349	(3,039)
Foreign currency effect on cash and cash equivalents		(16)	–	(14)

Net change in cash and cash equivalents		(170)	352	(220)

Cash and cash equivalents, beginning of year		1,467	1,115	1,335

Cash and cash equivalents, end of year		1,297	1,467	1,115

Supplementary cash flow information	17

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2020 and 2019

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Under the provisions of the Hydro-Québec Act (CQLR, c. H-5), Hydro-Québec is mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy. It is required, in particular, to supply a base volume of up to 165 TWh a year of heritage pool electricity for the Québec market, as set out in the Act respecting the Régie de l’énergie (CQLR, c. R-6.01). As a government corporation, Hydro-Québec is exempt from paying income taxes in Canada.

Note 1	Significant Accounting Policies

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Management has reviewed events occurring until March 25, 2022, the date of approval of these consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

Regulation

The Act respecting the Régie de l’énergie grants the Régie de l’énergie of Québec (the “Régie”) exclusive authority to determine or modify the rates and conditions under which electricity is transmitted and distributed by Hydro-Québec. Hydro-Québec’s electricity transmission and distribution activities in Québec are therefore regulated. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. The Act also stipulates that rates are to be set on a basis that allows for recovery of the cost of service and provides a reasonable return on the rate base.

Since January 1, 2019, the Transmission Provider’s rates have been subject to performance-based regulation (PBR), applicable for a four-year period. Under PBR, rates for the 2019 rate year were set using the cost-of-service method, while those for the 2020 and 2021 rate years were determined using a parametric formula specifically for transmission activities, as will be the case for 2022. This parametric formula provides that some unpredictable costs are to be set based on the cost-of-service method, while the other cost components are to be calculated using an indexation formula. Moreover, the rates of the Transmission Provider are subject to an earnings-sharing mechanism.

As for the Distributor, its rates are governed by An Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27). This Act, which came into force in December 2019, effectively amended the Act respecting the Régie de l’énergie. In particular, it specifies that electricity distribution rates are to be set or modified by the Régie every five years commencing on April 1, 2025, and that, in the interim, they will be adjusted each year based on the annual change in the average Québec Consumer Price Index. However, it authorizes the Distributor to apply to the Régie, before the deadline, to modify its rates if they do not allow for recovery of the cost of service.

Under U.S. GAAP, it is acknowledged that rate regulation may affect the timing of the recognition of certain transactions in the consolidated results, giving rise to the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process.

When the Transmission Provider or the Distributor determines that certain costs incurred may likely be recovered in future rates, such costs are deferred and recognized as assets. When it is probable that the Transmission Provider or the Distributor will be required to reimburse customers, or when costs have been recovered but will be incurred in the future, a liability is recognized. The balances of these assets and liabilities are amortized over the recovery periods approved by the Régie.

The risks and uncertainties related to regulatory assets and liabilities are monitored and assessed from time to time. When Hydro-Québec deems that the net carrying amount of a regulatory asset or liability is no longer likely to be taken into account in determining future rates, a loss or gain is recognized in the results for the period during which the judgment is made.

Scope of consolidation

The consolidated financial statements include the accounts of Hydro-Québec and its subsidiaries, as well as those of variable interest entities where Hydro-Québec is the primary beneficiary. All intercompany balances and transactions are eliminated at the time of consolidation.

Investments over which Hydro-Québec has joint control or significant influence are accounted for on an equity basis. These investments are initially recognized at cost, and their carrying amount is subsequently increased or decreased by an amount equal to Hydro-Québec’s share of the changes in their net assets after the date of acquisition. Hydro-Québec’s share of the results of these investments is recognized in Revenue. Dividends received are applied against the carrying amount of the investments.

Note 1	Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires that Management make estimates and assumptions that affect the amounts recognized as assets and liabilities, the disclosures regarding contingent assets and liabilities at the date of the consolidated financial statements and the amounts recognized as revenue and expenditure for the years at issue. The estimates relate, among other things, to revenue, which includes estimated amounts for electricity delivered but not billed; the carrying amount of regulatory assets and liabilities; fair value measurements of financial instruments; as well as the useful life of property, plant and equipment and intangible assets for calculating the depreciation and amortization expense. They also concern cash flows, the expected timing of payments, and the discount rates used to determine asset retirement obligations and employee future benefit liabilities, which are based on different economic and actuarial assumptions. Actual results could differ from those estimates and such differences could be significant.

Revenue

Hydro-Québec supplies the Québec market with electricity and also sells power on wholesale markets in Canada and the United States. Substantially all revenue from ordinary activities is derived from electricity sales contracts with customers. These sales are recognized over time, based on the electricity delivered and the amount that Hydro-Québec is entitled to charge customers in accordance with regulated rates or contractual provisions.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, whereas non-monetary items denominated in foreign currencies are translated at the historical exchange rate. Revenue and expenditure arising from foreign currency transactions are translated into Canadian dollars at the exchange rate in effect at the transaction date. The exchange gains or losses resulting from the translation of monetary items are included in results.

The financial statements of foreign operations whose functional currency is not the Canadian dollar are translated according to the current rate method. Under this method, assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, whereas revenue and expenditure are translated at the average exchange rate in effect during the period. The exchange gains or losses resulting from the translation of the financial statements of these foreign operations are presented in Other comprehensive income.

Financial instruments

Cash and cash equivalents

Cash and cash equivalents include investments with a maturity of three months or less from the date of acquisition.

Short-term investments

Short-term investments, classified as available-for-sale debt securities, consist of money market instruments with a maturity of more than three months from the date of acquisition and are recognized at fair value. Changes in fair value are recorded in Other comprehensive income until they are realized, at which time they are reclassified to results. Revenue from these investments, calculated using the effective interest method, is recognized in results.

Receivables – Accounts receivable

Accounts receivable are recognized at the amount invoiced, net of the allowance for doubtful accounts. This allowance is based on the status of customer files and the recovery experience for each age group of accounts. Receivables are written off during the period in which the accounts are deemed uncollectible.

Other receivables and financial liabilities

Other receivables presented under Accounts receivable and other receivables, bonds held in the sinking fund, which are presented in Other assets, less any impairment losses, as well as borrowings, financial liabilities presented under Accounts payable and accrued liabilities, the dividend payable, accrued interest, long-term debt, financial liabilities presented under Other liabilities, and perpetual debt, are measured at amortized cost using the effective interest method. Amortized cost includes issue expenses as well as premiums and discounts, if applicable. Interest is recognized in results.

Note 1	Significant Accounting Policies (continued)

Derivative instruments

Derivative instruments are recognized at fair value at the balance sheet date. Changes in fair value are recognized in results for the period in which they occur, except in the case of derivative instruments designated as hedges in a cash flow hedging relationship. The net balances of derivative instruments that are traded with the same counterparty, that are the subject of an enforceable master netting arrangement, net of cash received or paid under collateral exchange agreements, and that meet the conditions for set-off are presented on the balance sheet.

As part of its integrated business risk management, Hydro-Québec uses derivative instruments to manage its market risk, consisting of currency risk, interest rate risk and risk resulting from fluctuating energy and aluminum prices. It applies cash flow or fair value hedge accounting to eligible hedging relationships that it designates as hedges, and properly documents these relationships. Among other things, this process involves associating derivative instruments with specific assets or liabilities on the balance sheet, or with probable anticipated transactions. Hydro-Québec ensures that hedging relationships are highly effective in hedging the designated risk exposure initially and then monthly thereafter. In addition, for hedges of anticipated transactions, it assesses the probability of the occurrence of those transactions designated as hedged items at least on a quarterly basis.

In the case of a cash flow hedge, changes in the fair value of an instrument designated as a hedge are recognized under Other comprehensive income. Such amounts are reclassified to results, in the line item affected by the hedged item, during the periods in which the hedged item affects results. If a derivative instrument no longer satisfies hedging conditions, if it has expired or is sold, terminated or exercised, or if Hydro-Québec terminates its designation as a hedging item, hedge accounting ceases to be applied on a prospective basis. Gains and losses previously accumulated in Other comprehensive income continue to be deferred and are later reclassified to results during the same periods as the hedged item. If the hedged item ceases to exist or if it becomes likely that the hedged anticipated transactions will not occur, the deferred gains or losses are immediately reclassified to results.

In the case of a fair value hedge, changes in the fair value of the derivative instrument are recognized in results in the line item affected by the hedged item. Offsetting changes in the fair value of the hedged item attributable to the hedged risk are recognized as adjustments to this item’s carrying amount and are offset against results.

Cash flows attributable to derivative instruments designated as hedges are presented in the statement of cash flows based on the same classification as the hedged item.

Hydro-Québec assesses its contracts to determine if they meet the definition of a derivative or if they include an embedded derivative, which must be separated from its host contract. If such is the case, the contract or the embedded derivative is recognized at fair value on the balance sheet.

All futures or forward contracts on non-financial items that can be settled on a net basis and whose price is closely tied to the non-financial item bought or sold are recorded at the settlement date if there is a probability of receipt or delivery in accordance with expected requirements.

Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In accordance with the applicable standards, Hydro-Québec classifies the fair value measurements of assets and liabilities according to a three-level hierarchy, based on the type of inputs used in making these measurements:

◾	Level 1: Quoted prices (unadjusted) on active markets for identical assets or liabilities that Hydro-Québec can access at the measurement date;

◾	Level 2: Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly; and

◾	Level 3: Unobservable inputs.

Materials and supplies

Inventories of materials and supplies are valued at the lower of cost and net realizable value. Cost is determined by the weighted average cost method.

Note 1	Significant Accounting Policies (continued)

Property, plant and equipment

Property, plant and equipment are carried at cost, which comprises materials, labor, other costs directly related to construction activities, and financial expenses capitalized during construction. Property, plant and equipment also include draft-design costs for projects whose technical feasibility has been demonstrated, whose profitability has been estimated, and for which Management deems that it will in all likelihood have the necessary resources for completion. The present value of retirement obligations related to property, plant and equipment, as well as that of agreements with local communities concerned by certain investment projects that fall within the definition of a liability, are added to the carrying amount of the property, plant and equipment at issue. Moreover, contributions from third parties are applied against the cost of the related property, plant and equipment.

Property, plant and equipment are depreciated over their useful life, using the straight-line method, starting in the month following the date of commissioning. The depreciation periods for the principal categories of property, plant and equipment are as follows:

Hydraulic generation	40–120 years
Thermal generation	15–50 years
Transmission substations and lines	30–85 years
Distribution substations and lines	25–70 years
Other property, plant and equipment	5–50 years

When property, plant and equipment are retired, their cost, net of accumulated depreciation and salvage value, is recognized in the results for the year.

Maintenance and repair costs are recognized in results when incurred.

Leases

Hydro-Québec’s leases mainly concern office buildings and its generating and transmission facilities. On the execution date, Hydro-Québec determines whether an agreement is a lease by assessing whether it confers a right to control the use of a specific asset for a certain time period in exchange for consideration.

Right-of-use assets and lease liabilities where the lease is for a term of more than 12 months are recognized at the lease commencement date, using the present value of the lease payments for the term of the lease. Any lease expenses paid prior to the commencement date are added to the amount of the assets concerned. The discount rate used is the interest rate implicit in the lease to the extent that it can be readily determined. If such is not the case, Hydro-Québec uses its incremental borrowing rate at the commencement date of the lease. Renewal and termination options are taken into account in determining the term of the lease if it is reasonably certain that they will be exercised.

The costs associated with variable lease payments are not taken into account in measuring the lease liabilities and are recognized in results as and when they are incurred. If a lease has both lease and nonlease components, Hydro-Québec has elected to group them together and recognize them as a single lease component.

Right-of-use assets related to finance leases are recognized in Property, plant and equipment, while the corresponding liabilities are recognized in Current portion of long-term debt and Long-term debt. The depreciation and amortization of assets and interest on finance lease liabilities are recognized in Depreciation and amortization and Financial expenses, respectively.

Right-of-use assets related to operating leases are recognized in Other assets, while the corresponding liabilities are recognized in Accounts payable and accrued liabilities and Other liabilities. Operating lease expenses are recognized on a straight-line basis as an operational expenditure over the term of the lease.

Intangible assets

Intangible assets are recognized at cost.

The cost of internally developed computer software is capitalized when it meets capitalization criteria. The related financial expenses are capitalized during the development period.

Intangible assets with an indefinite useful life are not amortized. These assets are tested for impairment annually or more frequently if events indicate a potential impairment loss. Any amount by which the carrying amount exceeds the fair value is recognized in results for the period in which the impairment is determined.

Intangible assets with a finite useful life, such as software and licences, are amortized over their useful life according to the straight-line method. The amortization period for these assets varies from 3 to 24 years.

Capitalized financial expenses

Financial expenses capitalized in property, plant and equipment under construction and in internally developed computer software are determined on the basis of the cost of debt and recognized as a deduction from financial expenses in the consolidated results. Capitalized financial expenses related to rate-regulated transmission or distribution activities also take into account the return on equity of the activities concerned. The portion that corresponds to return on equity is included in Revenue in the consolidated results.

Note 1	Significant Accounting Policies (continued)

Impairment of long-lived assets

Hydro-Québec reviews the carrying amount of its property, plant and equipment and its amortizable intangible assets whenever events or changes in circumstances indicate that the expected undiscounted net cash flows could be lower than the carrying amount of the property and assets. An impairment loss corresponding to the amount by which the carrying amount exceeds fair value is recognized in the results for the year, if applicable.

Employee future benefits

Hydro-Québec offers all its employees a contributory pension plan based on final pay (the “Pension Plan”), as well as other post-retirement benefits and post-employment benefits (collectively, the “Other plans”). All Hydro-Québec’s employee future benefit plans are defined-benefit plans.

The funded status of employee future benefit plans is recognized in Hydro-Québec’s Consolidated Balance Sheets. It is equal to the difference between the fair value of plan assets and the value of the projected benefit obligations of each plan.

Pension Plan and other post-retirement benefits

The Pension Plan is a fully funded contributory plan that provides pension benefits based on the number of years of service and an average of the best five years of earnings. These benefits are indexed annually based on a rate which is the greater of the inflation rate, up to a maximum of 2%, and the inflation rate less 3%.

The other post-retirement benefits are provided by group life, medical and hospitalization insurance plans, which are contributory plans with contributions adjusted annually. Benefit costs and obligations under the Pension Plan and other post-retirement benefits provided in exchange for current service are calculated according to the projected benefit method prorated to years of service. They are determined using a discount rate and are based on Management’s best estimates, in particular concerning the expected return on plan assets, salary escalation, the increase in health care costs, and employee retirement age.

In order to establish the benefit costs and its obligations under the Pension Plan and other post-retirement benefits, Hydro-Québec has adopted the following policies:

◾	Discount rates used to determine the projected benefit obligations and to estimate the current service cost and the interest on obligations are based on the interest rate curve on the measurement date, namely December 31, of high-quality Canadian corporate bonds. These discount rates take into account the amount and different payment maturity dates of the projected benefit obligations for each plan.

◾	Actuarial gains and losses are initially recognized in Other comprehensive income. Thereafter, amortization of actuarial gains or losses is recognized under Other components of employee future benefit cost if the unamortized net actuarial gain or loss at the beginning of the year exceeds 10% of the value of the projected benefit obligations or 10% of the market-related value of the Plan assets, whichever is greater. The amortization corresponds to the excess divided by active employees’ average remaining years of service.

◾	Past service costs (credits) arising from amendments to the Pension Plan and other post-retirement benefits are initially recognized in Other comprehensive income. Thereafter, they are amortized under Other components of employee future benefit cost using the straight-line method over periods not exceeding active employees’ average remaining years of service.

◾	The expected return on Pension Plan assets is based on a market-related value determined by using a five-year moving average value for equity securities and by measuring other asset classes at fair value.

The unamortized balances of net actuarial losses and of past service costs (credits) accounted for in Accumulated other comprehensive income arising from employee future benefits to be recovered in future rates are recognized as a regulatory asset.

Post-employment benefits

Post-employment benefits are under non-contributory salary insurance plans, which pay short- and long-term disability benefits. Most of these plans are not funded, with the exception of the long-term disability plan, which is fully funded.

The post-employment benefit cost and obligation are recognized at the time of the event giving rise to the obligation to pay benefits. The cost of these benefits is recognized in results for the period. Actuarial gains and losses are accounted for in the same way as for the Pension Plan and other post-retirement benefits, the only difference being that the amortization period is determined based on the average remaining years of disability.

Note 1	Significant Accounting Policies (continued)

Asset retirement obligations

Hydro-Québec accounts for asset retirement obligations in the period in which the legal obligations with respect thereto arise, provided that a reasonable estimate of their fair value can be made. The corresponding costs of asset retirement are added to the carrying amount of the related long-lived asset and are amortized over its useful life. Any change due to the passage of time is recognized as an operational expenditure (i.e., an accretion expense) for the current year, and the corresponding amount is added to the carrying amount of the liability. Changes resulting from revisions to the timing or the amount of the undiscounted cash flows are recognized as an increase or decrease in the carrying amount of the liability arising from asset retirement obligations, and the corresponding amount is added to the carrying amount of the related asset or deducted up to a maximum of its carrying amount, with any excess then being recognized in results. When the asset reaches the end of its useful life, any change is immediately recognized in results. The actual costs incurred to settle asset retirement obligations are applied against liabilities. At the time of final settlement of such an obligation, the difference between the balance of the obligation and the actual cost incurred is recognized as a gain or a loss in results.

The cash flows required to settle asset retirement obligations are estimated on the basis of studies that use various assumptions concerning the methods and timing to be adopted for the retirement. Hydro-Québec periodically reviews the measurement of these obligations in light of the underlying assumptions and estimates, potential technological advances, and changes in applicable standards, laws and regulations.

Agreements with local communities

Hydro-Québec has entered into various agreements with the local communities concerned by certain investment projects. The amounts under these agreements are recognized in Long-term debt if they fall within the definition of a liability, and the offsetting item is recognized in Property, plant and equipment. The recognized amounts are determined by discounting the future cash flows related to these agreements. The discount rate used is the interest rate on Hydro-Québec bonds at the date of initial recognition. Subsequently, in the case of agreements with indexed cash flows, the cash flows are subject to an annual re-estimate that can result in a change in the discount rate.

Related party transactions

In the normal course of business, Hydro-Québec sells electricity and enters into other business transactions with its sole shareholder, the Québec government, and its agencies, as well as with other government corporations. These transactions are measured at the exchange amount.

In addition, as a government corporation, Hydro-Québec provides the Québec government with financial data prepared in accordance with International Financial Reporting Standards so that it can prepare its consolidated financial statements.

Note 2	Change to Accounting Policy

Standard issued but not yet adopted

Financial instruments

In June 2016, the Financial Accounting Standards Board issued the Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.

This ASU provides new guidance on the impairment of financial assets that are not accounted for at fair value in results. It will be applied on a modified retrospective basis to the financial statements for quarterly and annual periods beginning on or after January 1, 2023. Hydro-Québec is currently examining the impact of this ASU, but it does not expect its adoption to have a significant impact on its consolidated financial statements.

Note 3	Regulation

Rates

Transmission

In decision D-2020-179 of December 21, 2020, the Régie authorized the provisional renewal, effective January 1, 2021, of Hydro-Québec’s power transmission rates for 2020. These rates were determined in decision D-2020-063 and came into effect on January 1, 2020. The authorized return on the rate base was set at 6.78% in 2021 and 2020, assuming a capitalization with 30% equity. The Transmission Provider’s rate applications for 2021 and 2022 are being reviewed simultaneously by the Régie. Pursuant to Régie decision D-2019-058, the authorized return on the rate base for 2019 was set at 7.05%.

Distribution

Under An Act to simplify the process for establishing electricity distribution rates, electricity distribution rates were indexed at a rate of 1.3% on April 1, 2021, with the exception of Rate L, which was indexed at a rate of 0.8%. Rates for the 2019–2020 rate year, determined in Régie decision D-2019-037 and frozen until March 31, 2021, under this Act, were indexed on April 1, 2019, at a rate of 0.9% for all rates except Rate L, which increased by 0.3%.

The following information describes the impact on the consolidated financial statements of the regulatory accounting policies and practices adopted by Hydro-Québec in accordance with the Régie’s decisions with respect to its rate-regulated activities.

Regulatory assets and liabilities

	Expected years of amortization	2021	2020
Regulatory assets

Employee future benefits	As of 2022	2,299	4,988

Costs related to a suspension agreement	2022–2025	482	472

Costs related to energy efficiency initiatives	2022–2031	332	332

Other	2022–2047	29	31

		3,142	5,823

Less

Current portion		122	123

		3,020	5,700
Regulatory liabilities

Depreciation of property, plant and equipment	2022–2115	317	326

Other	2022	2	5

		319	331

Regulatory assets and liabilities are not included in the rate base, except in the case of costs related to energy efficiency initiatives.

Employee future benefits

The unamortized balances of net actuarial losses and of past service costs (credits) to be recovered in future rates are recognized as a non-interest-bearing regulatory asset, which is amortized when the unamortized balances are reclassified as a cost component of employee future benefits.

Costs related to a suspension agreement

The Régie authorized an agreement regarding the temporary suspension of deliveries from a generating station in 2014. The offsetting entry for the financial liability recorded for this agreement was recognized as a non-interest-bearing regulatory asset, and the adjustments related to subsequent changes in this liability are also recognized in this asset. The annual costs related to the suspension agreement are recovered in the rates, according to the amounts billed.

Note 3	Regulation (continued)

Costs related to energy efficiency initiatives

Eligible costs incurred with regard to energy efficiency initiatives are recognized as a regulatory asset and bear interest at the rate of return on the rate base until such time as they are included in the rate base and amortization begins.

Depreciation of property, plant and equipment

Prior to July 10, 2015, the useful life of property, plant and equipment was limited to 50 years for rate-setting purposes. Since then, this limit no longer applies, provided that the weighted average useful life of all property, plant and equipment of the Transmission Provider, on the one hand, and of the Distributor, on the other hand, does not exceed 50 years. The differences in the depreciation expense resulting from the application of useful lives limited to 50 years for rate-setting purposes until July 9, 2015, were recognized as a non-interest-bearing regulatory liability and are amortized at the same rate as the property, plant and equipment concerned.

Other regulatory practices

The compensation granted by the Québec government for the 1998 ice storm was applied against the cost of newly constructed property, plant and equipment. It is amortized over the remaining useful life of the retired assets, using the straight-line method of depreciation.

Financial expenses are capitalized in property, plant and equipment under construction related to rate-regulated activities according to the rates of return on the rate bases. Set using methods approved by the Régie, these rates take into account a component associated with the cost of the debt and a component associated with the return on equity. The component associated with return on equity totaled $54 million in 2021, $45 million in 2020 and $47 million in 2019.

The cost of dismantling retired and replaced transmission assets for which no asset retirement obligation was recognized is added, net of the salvage value, to the cost of the newly constructed assets. The cost of restoring sites associated with replaced assets is also added to the cost of newly constructed assets.

Lastly, contributions received for relocation or modification projects relating to certain transmission grid assets are recorded in a separate account and applied against property, plant and equipment. These contributions are amortized over the average useful life of assets for each project, using the straight-line method.

Note 4	Depreciation and Amortization

	2021	2020	2019

Property, plant and equipment	2,385	2,367	2,344

Intangible assets[a]	101	105	107

Regulatory assets and liabilities	85	106	190

Retirement of capital assets	118	116	141
	2,689	2,694	2,782

a)

For the period from 2022 to 2026, amortization of intangible assets that have already been recognized should be as follows: $87 million in 2022, $76 million in 2023, $51 million in 2024, $23 million in 2025 and $13 million in 2026.

Note 5	Taxes

	2021	2020	2019

Water-power royalties[a]	757	716	720

Public utilities tax[b]	308	304	299

Municipal, school and other taxes[c]	126	118	114
	1,191	1,138	1,133

a)

Water-power royalties payable to the Québec government totaled $752 million in 2021 ($710 million in 2020 and $714 million in 2019), including a balance payable of $42 million outstanding as at December 31, 2021 (balance receivable of $5 million outstanding as at December 31, 2020, and balance payable of $15 million outstanding as at December 31, 2019).

b)	The public utilities tax is payable to the Québec government.

c)

Including two amounts payable to the Québec government in 2021, namely $59 million under the Act respecting the Ministère des Ressources naturelles et de la Faune (CQLR, c. M-25.2) [$59 million in 2020 under this Act and $59 million in 2019 under the Act respecting Transition énergétique Québec (CQLR, c. T-11.02)], of which no balance was outstanding as at December 31, 2021, 2020 and 2019, and $15 million under the Act to establish the Northern Plan Fund (CQLR, c. F-3.2.1.1.1) ($15 million in 2020 and 2019), which was outstanding as at December 31, 2021, 2020 and 2019.

Note 6	Financial Expenses

	2021	2020	2019

Interest on debt securities	2,371	2,630	2,769

Net foreign exchange (gain) loss	(3)	7	7

Guarantee fees related to debt securities[a]	228	217	220
	2,596	2,854	2,996

Less

Capitalized financial expenses	190	191	183

Net investment income	38	60	118

	228	251	301
	2,368	2,603	2,695

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 7	Property, Plant and Equipment

					2021

	In service	Accumulated depreciation	Under construction		Net carrying amount

Generation

Hydraulic	49,752	21,001	2,325		31,076

Other	1,325	862	357		820
	51,077	21,863	2,682		31,896

Transmission

Substations and lines	36,323	14,870	1,929		23,382

Other	2,828	1,745	210		1,293
	39,151	16,615	2,139		24,675

Distribution

Substations and lines	16,776	7,883	474		9,367

Other	3,719	2,177	169		1,711
	20,495	10,060	643		11,078
Other	1,783	1,057	155		881

	112,506	49,595	5,619	[a]	68,530	[b]

					2020

	In service	Accumulated depreciation	Under construction		Net carrying amount

Generation

Hydraulic	49,487	20,272	1,647		30,862

Other	1,252	836	388		804
	50,739	21,108	2,035		31,666

Transmission

Substations and lines	35,508	14,167	1,261		22,602

Other	2,747	1,644	118		1,221
	38,255	15,811	1,379		23,823

Distribution

Substations and lines	15,991	7,586	532		8,937

Other	3,663	2,083	129		1,709
	19,654	9,669	661		10,646
Other	1,581	964	148		765

	110,229	47,552	4,223		66,900	[b]

a)	Including costs of $347 million related to the New England Clean Energy Connect project. More information regarding this project is presented in Note 19, Commitments and Contingencies.

b)

As at December 31, 2021, the cost and accumulated depreciation of property, plant and equipment under finance leases amounted to $1,254 million and $391 million, respectively ($1,247 million and $343 million as at December 31, 2020).

Note 8	Intangible Assets

	2021			2020

	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount

Amortizable

Software, licences and other	2,461	1,837	624	2,271	1,750	521

Unamortizable
Easements and other			541			532

			1,165			1,053

Note 9	Investments

	2021	2020

At equity

Innergex

Innergex énergie renouvelable inc. (19.9% in 2021 and 19.8% in 2020)[a,b]	642	621

Innergex HQI USA LLC (50.0%)	201	–

Société en commandite Hydroélectrique Manicouagan (60.0%)[a,c]	578	585

Other	546	511

	1,967	1,717

a)

In 2021, electricity purchases from Innergex énergie renouvelable inc. totaled $222 million [$239 million between February 6, 2020 (acquisition date) and December 31, 2020], while purchases from Société en commandite Hydroélectrique Manicouagan ("SCHM”) totaled $82 million ($82 million in 2020 and $81 million in 2019).

b)

This investment includes the unamortized excess of the purchase price over the underlying carrying amount of the net assets of Innergex énergie renouvelable inc. as at the acquisition date, which consisted of goodwill of $243 million and net amortizable assets of $171 million as at December 31, 2021 ($243 million and $175 million, respectively, as at December 31, 2020).

c)

This investment includes the unamortized excess of the purchase price over the underlying carrying amount of the net assets of SCHM as at the acquisition date, which consisted of unamortizable intangible assets of $282 million and amortizable assets of $208 million as at December 31, 2021 ($282 million and $219 million, respectively, as at December 31, 2020).

Acquisition of investments

On October 25, 2021, Hydro-Québec acquired a 50% interest in Innergex HQI USA LLC, which took possession of two hydroelectric generating stations in the State of New York. This transaction is the first joint acquisition with Innergex énergie renouvelable inc. (TSX: INE) under the strategic alliance formed by the two parties in 2020. For Hydro-Québec, the acquisition price includes an initial cash consideration of US$159 million (CA$197 million) and a maximum contingent consideration of US$15 million (CA$19 million).

On February 6, 2020, Hydro-Québec acquired a 19.9% stake in Innergex énergie renouvelable inc. for a cash consideration of $661 million.

Note 10	Other Assets

	Notes	2021	2020

Employee future benefit assets	18	1,813	–

Sinking fund[a]	12	647	600

Operating lease assets		160	186

Other		83	58

		2,703	844

a)

The sinking fund, allocated to repaying the long-term debt, consists of bonds issued by the Québec government, namely long-term bonds maturing in 2026 as well as short-term bonds presented in Short-term investments, which totaled $74 million as at December 31, 2021 ($122 million as at December 31, 2020).

Note 11	Asset Retirement Obligations

Liabilities arising from asset retirement obligations relate to the costs of dismantling the Gentilly-2 facilities, the removal of spent nuclear fuel resulting from their operation, and the dismantling of thermal generating stations and certain fuel tanks and transmission substations.

The aggregate carrying amount of the asset retirement obligations is as follows:

	2021

	Dismantling of Gentilly-2 facilities	[a]	Removal of spent nuclear fuel [a]	Dismantling of other assets	Total

Balance, beginning of year	496		242	184	922

Liabilities incurred	–		–	33	33

Accretion expense	26		15	4	45

Liabilities settled	(36)		(3)	(13)	(52)

Revision of estimated cash flows and expected timing of payments	–		(12)	6	(6)

Balance, end of year	486		242	214	942

Less

Current portion	46		4	25	75

	440		238	189	867

	2020

	Dismantling of Gentilly-2 facilities	[a]	Removal of spent nuclear fuel [a]	Dismantling of other assets	Total

Balance, beginning of year	500		230	157	887

Liabilities incurred	–		–	3	3

Accretion expense	26		15	4	45

Liabilities settled	(30)		(3)	(10)	(43)

Revision of estimated cash flows and expected timing of payments	–		–	30	30

Balance, end of year	496		242	184	922

Less

Current portion	47		7	30	84

	449		235	154	838

a)

The Canadian Nuclear Safety Commission requires a financial guarantee to secure performance of Hydro-Québec’s obligations with regard to the cost of dismantling the Gentilly-2 facilities and the removal of spent nuclear fuel. This guarantee consists of investments held by the Hydro-Québec Trust for Management of Nuclear Fuel Waste, as well as an irrevocable financial guarantee of up to $685 million from the Québec government.

Note 11	Asset Retirement Obligations (continued)

The following table presents the discount rates used to determine the carrying amount of the asset retirement obligations, which are equal to the credit-adjusted risk-free rates:

%	Dismantling of Gentilly-2 facilities	Removal of spent nuclear fuel	Dismantling of other assets
Initial recognition of obligations Subsequent recognition of obligations	6.4 Between 2.4 and 5.7	6.4 Between 3.1 and 5.7	Between 0.2 and 4.6 Between 0.2 and 4.6

Hydro-Québec Trust for Management of Nuclear Fuel Waste

Under the Nuclear Fuel Waste Act (S.C. 2002, c. 23) (“NFWA”), which came into force in 2002, the owners of nuclear fuel waste in Canada were required to set up a management organization, the Nuclear Waste Management Organization, and each of them was required to establish a trust fund to finance the cost of long-term management of its nuclear fuel waste.

In April 2009, the Government of Canada approved a formula for financing the costs of the approach adopted for long-term nuclear fuel waste management. The amounts deposited in the trust funds can only be used to finance the implementation of this approach. Hydro-Québec has made all the payments required under the NFWA. As at December 31, 2021, the investments held in the Hydro-Québec trust fund were composed of debt securities issued by Hydro-Québec, the fair value of which totaled $182 million ($183 million as at December 31, 2020).

The Hydro-Québec Trust for Management of Nuclear Fuel Waste is considered a variable interest entity of which Hydro-Québec is the primary beneficiary.

Note 12	Long-Term Debt

Long-term debt is mainly composed of bonds, medium-term notes and other debts, including liabilities under agreements entered into with local communities and finance lease liabilities. The following table presents a breakdown of the debt, including the current portion, at amortized cost, by currency at the time of issue and at the time of repayment. Currency swaps traded for purposes of managing currency risk related to long-term debt were taken into account in determining the percentages of debt by currency at the time of repayment.

	2021				2020

			At time of issue	At time of repayment			At time of issue	At time of repayment

	In Canadian dollars and other currencies	At closing exchange rates as at the balance sheet date	%	%	In Canadian dollars and other currencies	At closing exchange rates as at the balance sheet date	%	%

Canadian dollars[a]	42,938	42,938	87	100	40,217	40,217	84	100
U.S. dollars[a,b]	4,914	6,219	13	–	5,869	7,486	16	–

		49,157	100	100		47,703	100	100
Plus

Adjustment for fair value hedged risk		287				454

		49,444				48,157
Less

Current portion		3,247				1,900
		46,197				46,257

a)	Including non-interest-bearing debts other than bonds and medium-term notes whose present value was $1,802 million as at December 31, 2021 ($1,774 million as at December 31, 2020).

b)	Certain debts carry sinking fund requirements. This fund, presented in Short-term investments and Other assets, totaled $721 million as at December 31, 2021 ($722 million as at December 31, 2020).

The amortized cost, at the balance sheet date, of the tranches of long-term debt maturing over the 2022–2026 period is as follows: $3,247 million in 2022, $1,017 million in 2023, $1,362 million in 2024, $92 million in 2025 and $712 million in 2026.

Interest rates

The following table presents interest rates on bonds and medium-term notes, which take into account contractual rates, premiums, discounts and issue expenses, as well as the effect of forward contracts and swaps traded to manage long-term risks related to debt. As at December 31, 2021, the variable-rate portion of the bonds and notes totaled 6.4% (6.6% as at December 31, 2020).

%	2021			2020

Maturity	Canadian dollars	U.S. dollars	Weighted average	Weighted average

1–5 years	4.27	8.35	7.18	7.03

6–10 years	2.81	9.84	7.22	9.52

11–15 years	5.55	–	5.55	5.76

16–20 years	5.11	–	5.11	5.11

21–25 years	4.89	–	4.89	4.89

26–30 years	4.47	–	4.47	4.47

31–35 years	2.96	–	2.96	2.96

36–40 years	3.05	–	3.05	4.46

Weighted average	3.79	9.48	3.91	4.39

Note 12	Long-Term Debt (continued)

Credit facility and lines of credit

Hydro-Québec has an undrawn credit facility of US$2,000 million, including a US$750-million swing loan, which will expire in 2025. Any related debt securities will bear interest at a rate based on the London Interbank Offered Rate (“LIBOR”), except for the swing loan, which is at the U.S. base rate. Hydro-Québec also has access to operating lines of credit, which are renewed automatically in the absence of notice to the contrary and bear interest at the prime rate. As at December 31, 2021, the available balances on these lines of credit were US$200 million, C$2 million and $294 million in Canadian or U.S. dollars (US$200 million, C$2 million and $247 million in Canadian or U.S. dollars as at December 31, 2020).

Note 13	Other Liabilities

	Note	2021	2020

Employee future benefit liabilities	18	1,640	4,444

Accounts payable		523	543

Operating lease liabilities[a]		140	163

		2,303	5,150

a)

As at December 31, 2021, operating leases had a weighted average remaining term of 7 years, and the weighted average discount rate applicable to the related liabilities was 2.5% (8 years and 2.5%, respectively, as at December 31, 2020).

As at December 31, 2021, accounts payable included a $360-million financial liability ($349 million as at December 31, 2020) related to an agreement regarding the temporary suspension of deliveries from a generating station. The current portion, presented under Accounts payable and accrued liabilities, totaled $122 million ($123 million as at December 31, 2020). This financial liability, including the current portion, represented a discounted amount of $482 million ($472 million as at

December 31, 2020). It included an outstanding amount, payable in U.S. dollars, of $25 million (US$20 million) [$22 million (US$17 million) as at December 31, 2020]. The effective rate of this liability was 1.18% (1.46% as at December 31, 2020).

Note 14	Perpetual Debt

Perpetual notes in the amount of $254 million (US$201 million) as at December 31, 2021, and of $256 million (US$201 million) as at December 31, 2020, bear interest at LIBOR, plus 0.0625%, as calculated semiannually. As at December 31, 2021 and 2020, the rates applicable to the perpetual notes were 0.3% and 0.4%, respectively. The perpetual notes are redeemable at Hydro-Québec’s option. Forward contracts are used to mitigate the currency risk associated with the perpetual debt.

Note 15	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Active integrated management of these three types of risk aims to limit exposure to each risk and reduce their overall impact on results.

Management of long-term risk

Management of risk associated with sales in U.S. dollars

Currency risk – Hydro-Québec uses forward contracts to manage the currency risk associated with probable U.S.-dollar sales, designating them as cash flow hedges. The impact of these hedging transactions on results is recognized in Revenue.

Note 15	Financial Instruments (continued)

Management of risk associated with debt

Currency risk and interest rate risk – Hydro-Québec uses currency forward contracts and swaps to manage the currency risk associated with long-term debt and perpetual debt, as well as interest rate forward contracts and swaps to modify long-term exposure to interest rate risk.

When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

The following table presents the notional amounts, expressed in Canadian dollars or foreign currencies, of forward contracts and swaps used to manage long-term risk:

	2021[a]	2020[a]

Forward contracts

Canadian dollars	(2,300)	(2,000)

U.S. dollars[b]	(542)	(542)

Swaps

Canadian dollars	(5,716)	(6,890)

U.S. dollars	4,770	5,720

a)	Figures in parentheses represent amounts to be paid.

b)	As at December 31, 2021 and 2020, sales and purchase contracts totaled US$743 million and US$201 million, respectively.

Management of short-term risk

Currency risk – Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line items affected by the hedged item, namely Revenue, Electricity purchases, or Financial expenses. In this context, Hydro-Québec traded foreign currency sales contracts for which the notional amounts of open positions as at December 31, 2021, were US$3,376 million (US$1,133 million for sales contracts and US$8 million for purchase contracts as at December 31, 2020).

Interest rate risk – Hydro-Québec uses interest rate forward contracts and swaps to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in the line item affected by the hedged item, namely Financial expenses.

Price risk – Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk related to energy and aluminum prices is recognized in the line items affected by the hedged item, namely Revenue or Electricity purchases. In this context, Hydro-Québec traded electricity futures and swaps for which open positions as at December 31, 2021, totaled 21.1 TWh (22.4 TWh as at December 31, 2020), natural gas futures for which open positions as at December 31, 2021, totaled 0.2 million MMBtu (1.5 million MMBtu as at December 31, 2020), petroleum product swaps for which open positions as at December 31, 2021, totaled 38.3 million litres (62.7 million litres as at December 31, 2020), as well as aluminum swaps for which open positions as at December 31, 2021, totaled 490,050 tonnes (262,750 tonnes as at December 31, 2020).

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities.

Hydro-Québec’s exposure to this risk is reduced by significant cash flows from operating activities; a diversified portfolio of highly liquid or readily convertible instruments traded with high-quality counterparties; preauthorized sources of financing; the ability to access capital markets; the diversification of financing sources; and management of the volume of floating-rate debt and debt repayable in foreign currency.

Moreover, as at December 31, 2021, $47,059 million in long-term debt and perpetual debt, net of the sinking fund ($45,626 million as at December 31, 2020), was guaranteed by the Québec government.

Note 15	Financial Instruments (continued)

Credit risk

Credit risk is the risk that one party to a financial asset will fail to meet its obligations.

Hydro-Québec is exposed to credit risk related to accounts receivable and other receivables, which arises primarily from its day-to-day electricity sales in and outside Québec. It is also exposed to credit risk related to cash and cash equivalents, short-term investments and the sinking fund, as well as to derivative instruments traded with financial institutions. Credit risk is limited to the carrying amount of the related assets presented on the balance sheet, which approximates fair value.

Accounts receivable and other receivables

Exposure to credit risk from electricity sales is limited due to Hydro-Québec’s large and diverse customer base. Management believes that Hydro-Québec is not exposed to a significant credit risk, particularly because sales in Québec are billed at rates that allow for recovery of costs based on the terms and conditions set by the Régie. Moreover, as at December 31, 2021, Hydro-Québec held as collateral customer deposits totaling $89 million ($102 million as at December 31, 2020), of which $26 million ($29 million as at December 31, 2020) was recognized in Accounts payable and accrued liabilities and $63 million ($73 million as at December 31, 2020) in Other liabilities.

The value of accounts receivable and other receivables, net of the related allowance for doubtful accounts, is presented in the following table:

	2021		2020

Accounts receivable[a]	1,918		1,944

Other receivables[b]	1,151		369

	3,069	[c]	2,313[c]

a)

Including unbilled electricity deliveries, which totaled $1,320 million as at December 31, 2021 ($1,244 million as at December 31, 2020), as well as an allowance for doubtful accounts of $339 million as at December 31, 2021 ($321 million as at December 31, 2020).

b)	Including a $279-million financial guarantee ($54 million as at December 31, 2020) covering certain derivative instruments held at year-end.

c)	Including US$697 million (US$102 million as at December 31, 2020) translated at the exchange rate in effect at the balance sheet date.

Other financial assets

In order to reduce its exposure to credit risk associated with cash and cash equivalents, short-term investments, the sinking fund and derivative instruments, Hydro-Québec deals with a number of issuers and financial institutions with high credit ratings, most of which are Canadian. In addition, it applies policies to limit risk concentration as well as various monitoring programs and sets credit limits for each counterparty. Through prior agreements, it can also limit the market value of the main derivative instrument portfolios. Any variation in market value beyond the agreed-upon limit results in a cash receipt or payment. As at December 31, 2021, substantially all counterparties dealing with Hydro-Québec had a credit rating of A or higher, and none of them had defaulted on their obligations to Hydro-Québec.

Note 15	Financial Instruments (continued)

Fair value

Fair value of derivative instruments

The following tables present the fair value of derivative instruments, excluding the impact of offsets, by type and depending on whether they are designated as fair value hedges or cash flow hedges, or not designated as hedges:

				2021

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges [a]	Gross amounts of derivatives recognized [b]

Assets

Contracts – Currency risk	–	833	6	839

Contracts – Interest rate risk	393	4	–	397

Contracts – Price risk	–	42	33	75
	393	879	39	1,311

Liabilities

Contracts – Currency risk	–	(162)	(101)	(263)

Contracts – Interest rate risk	–	(152)	–	(152)

Contracts – Price risk	–	(579)	(34)	(613)
	–	(893)	(135)	(1,028)
Total	393	(14)	(96)	283

				2020

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges [a]	Gross amounts of derivatives recognized [b]

Assets

Contracts – Currency risk	–	1,157	6	1,163

Contracts – Interest rate risk	569	3	–	572

Contracts – Price risk	–	105	55	160
	569	1,265	61	1,895

Liabilities

Contracts – Currency risk	–	(150)	(214)	(364)

Contracts – Interest rate risk	–	(43)	–	(43)

Contracts – Price risk	–	(46)	(14)	(60)
	–	(239)	(228)	(467)
Total	569	1,026	(167)	1,428

a)	These derivative instruments are mainly traded as part of Hydro-Québec’s risk management.

b)

Fair value measurements of derivative instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy or aluminum prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

Note 15	Financial Instruments (continued)

The impact of offsetting derivative instruments is presented in the table below:

	2021				2020

	Gross amounts of derivatives recognized	Gross amounts offset [a]	Cash (received) paid as collateral [b]	Net amounts presented on the balance sheet	Gross amounts of derivatives recognized	Gross amounts offset [a]	Cash (received) paid as collateral [b]	Net amounts presented on the balance sheet

Assets

Current	193	(133)	(8)	52	429	(132)	(150)	147

Long-term	1,118	(384)	(731)	3	1,466	(300)	(1,155)	11
	1,311	(517)	(739)	55	1,895	(432)	(1,305)	158

Liabilities

Current	(774)	389	48	(337)	(314)	282	18	(14)

Long-term	(254)	128	–	(126)	(153)	150	–	(3)
	(1,028)	517	48	(463)	(467)	432	18	(17)

Total	283	–	(691)	(408)	1,428	–	(1,287)	141

a)

The gross amounts of derivatives offset are related to contracts traded according to International Swaps and Derivatives Association (“ISDA”) guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at December 31, 2021, $513 million receivable in consideration of net payments was included in Accounts receivable and other receivables (nil as at December 31, 2020), whereas no amount payable in consideration of net cash receipts was included in Accounts payable and accrued liabilities ($137 million as at December 31, 2020).

Note 15	Financial Instruments (continued)

The impact of derivative instruments on results and other comprehensive income is presented in the tables below. It should be noted that most derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results. Derivative instruments which are not designated as hedges, but which nonetheless provide an economic hedge for at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

					2021

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges			Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results		Recognized in results

Contracts – Currency risk	–	32	(144)[a]		(22)

Contracts – Interest rate risk	176	(216)	8[b]		–

Contracts – Price risk	–	870	278[c]		82
	176 [b,d]	686	142[d]		60 [d,e]

Impact of hedged items on results	(167)		(142)

					2020

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges			Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results		Recognized in results

Contracts – Currency risk	–	6	146	[a]	104

Contracts – Interest rate risk	(144)	296	10	[b]	15

Contracts – Price risk	–	(253)	(336)[c]		(38)
	(144)[b,d]	49	(180)[d]		81 [d,e]

Impact of hedged items on results	151		182

					2019

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges			Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results		Recognized in results

Contracts – Currency risk	–	169	428	[a]	18

Contracts – Interest rate risk	(40)	94	6	[b]	2

Contracts – Price risk	–	(355)	(266)[c]		(44)
	(40)[b,d]	(92)	168	[d]	(24)[d,e]

Impact of hedged items on results	47		(185)		(36)

a)	In 2021, $(177) million was recognized in Revenue ($26 million in 2020 and $46 million in 2019), and $33 million in Financial expenses ($120 million in 2020 and $382 million in 2019).

b)	These amounts were recognized in Financial expenses.

c)	In 2021, $276 million was recognized in Revenue [$(341) million in 2020 and $(266) million in 2019], and $2 million in Electricity purchases ($5 million in 2020 and nil in 2019).

d)

In 2021, the items Revenue, Electricity purchases, and Financial expenses totaled $14,526 million, $2,169 million and $2,368 million, respectively ($13,594 million, $2,204 million and $2,603 million in 2020 and $14,021 million, $2,227 million and $2,695 million in 2019).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2021, $104 million was recognized in Revenue [$(60) million in 2020 and $(61) million in 2019], $(17) million in Electricity purchases ($27 million in 2020 and $17 million in 2019), and $(27) million in Financial expenses ($114 million in 2020 and $20 million in 2019).

Note 15	Financial Instruments (continued)

In 2021, Hydro-Québec did not reclassify any amount from Accumulated other comprehensive income to results after having discontinued cash flow hedges (net loss of $2 million in 2020 and net gain of $17 million in 2019).

As at December 31, 2021, Hydro-Québec estimated the net amount of losses in Accumulated other comprehensive income that would be reclassified to results in the next 12 months to be $448 million (net gain of

$192 million as at December 31, 2020 and $155 million as at December 31, 2019).

As at December 31, 2021, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was eight years (nine years as at December 31, 2020 and three years as at December 31, 2019).

Fair value of other financial instruments

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on financial markets.

The fair value of cash equivalents, receivables – accounts receivable, other receivables and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

		2021	2020

	Carrying amount	Fair value	Carrying amount	Fair value

Assets

Sinking fund	647	678	600	657

Liabilities

Long-term debt[a]	(49,444)[b]	(65,963)	(48,157)[b]	(70,432)

Perpetual debt	(254)	(255)	(256)	(293)

a)	Including the current portion.

b)

Including an amount of $1,935 million ($1,997 million as at December 31, 2020) for debts subject to a fair value hedge, which resulted in an adjustment of $345 million ($532 million as at December 31, 2020) in connection with the hedged risk for existing hedging relationships, and of $(58) million [$(78) million as at December 31, 2020] for discontinued relationships.

Note 16	Equity

Share capital

The authorized share capital consists of 50,000,000 shares with a par value of $100 each, of which 43,741,090 shares were issued and paid up as at December 31, 2021 and 2020.

Retained earnings

Under the Hydro-Québec Act, the dividends to be paid by Hydro-Québec are declared once a year by the Québec government, which also determines the payment terms. For a given year, the dividend cannot exceed the distributable surplus, equal to 75% of net income. This calculation is based on the consolidated financial statements. However, in respect of a given year, no dividend may be declared in an amount that would have the effect of reducing the capitalization rate to less than 25% at the end of the year. All or a portion of the distributable surplus that has not been subject to a dividend declaration may no longer be distributed to the shareholder as a dividend.

For 2021, the dividend is $2,673 million ($1,727 million for 2020 and $2,192 million for 2019).

Accumulated other comprehensive income

			2021

	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance, beginning of year	(162)	(2,940)	(8)	(3,110)

Other comprehensive income before reclassifications	(686)	1,438	5	757

Amounts reclassified outside of Accumulated other comprehensive income	142	148	–	290
Other comprehensive income	(544)	1,586	5	1,047

Balance, end of year	(706)	(1,354)	(3)	(2,063)

				2020

	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance, beginning of year	67	(2,476)	1	(2,408)

Other comprehensive income before reclassifications	(49)	(588)	(9)	(646)

Amounts reclassified outside of Accumulated other comprehensive income	(180)	124	–	(56)
Other comprehensive income	(229)	(464)	(9)	(702)

Balance, end of year	(162)	(2,940)	(8)	(3,110)

Note 16	Equity (continued)

			2019

	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance, beginning of year	(193)	(1,717)	4	(1,906)

Other comprehensive income before reclassifications	92	(804)	(3)	(715)

Amounts reclassified outside of Accumulated other comprehensive income	168	45	–	213
Other comprehensive income	260	(759)	(3)	(502)

Balance, end of year	67	(2,476)	1	(2,408)

Note 17	Supplementary Cash Flow Information

	2021	2020	2019

Change in non-cash working capital items

Accounts receivable and other receivables	(727)	181	204

Materials and supplies	(73)	(25)	(27)

Accounts payable and accrued liabilities	56	(824)	672

Accrued interest	(108)	(26)	(45)
	(852)	(694)	804

Activities not affecting cash

Increase in property, plant and equipment and intangible assets	110	273	64

Increase in operating lease assets and liabilities	–	–	41
	110	273	105

Interest paid[a]	2,088	3,750	2,229

a)

Including interest paid upon redemption of zero-coupon bonds, which totaled $7 million in 2021 ($1,646 million in 2020 and $7 million in 2019). This interest is presented in Interest and other under Operating activities in the Consolidated Statements of Cash Flows.

Note 18	Employee Future Benefits

The projected benefit obligations, valued by independent actuaries, and the assets of employee future benefit plans, at fair value, are valued as at December 31 of each year.

CHANGES IN PROJECTED BENEFIT OBLIGATIONS AND IN PLAN ASSETS, AT FAIR VALUE

	Pension Plan		Other plans			Total

	2021	2020	2021	2020	2021	2020

Projected benefit obligations

Balance, beginning of year	31,941	28,948	1,936	1,729	33,877	30,677

Current service cost	704	610	55	52	759	662

Employee contributions	208	222	–	–	208	222

Benefit payments and refunds	(1,177)	(1,142)	(79)	(78)	(1,256)	(1,220)

Interest on obligations	681	848	43	51	724	899

Actuarial (gain) loss[a]	(1,942)	2,455	(143)	182	(2,085)	2,637
Balance, end of year	30,415	31,941	1,812	1,936	32,227	33,877

Plan assets, at fair value

Balance, beginning of year	29,261	27,153	112	105	29,373	27,258

Actual return on plan assets	3,662	2,762	(5)	2	3,657	2,764

Employee contributions	208	222	–	–	208	222

Contributions by Hydro-Québec	274	266	19	19	293	285

Benefit payments and refunds	(1,177)	(1,142)	(15)	(14)	(1,192)	(1,156)
Balance, end of year	32,228	29,261	111	112	32,339	29,373

Funded status – Plan surplus (deficit)	1,813	(2,680)	(1,701)	(1,824)	112	(4,504)

Presented as:

Other assets	1,813	–	–	–	1,813	–

Accounts payable and accrued liabilities	–	–	(61)	(60)	(61)	(60)

Other liabilities	–	(2,680)	(1,640)	(1,764)	(1,640)	(4,444)

a)

The actuarial gain as at December 31, 2021, is primarily due to the higher discount rates resulting from the increase in long-term interest rates on financial markets. Conversely, the actuarial loss as at December 31, 2020, was mainly due to the lower discount rates resulting from the decline in long-term interest rates.

Note 18	Employee Future Benefits (continued)

As at December 31, 2021, accumulated benefit obligations under the Pension Plan totaled $28,185 million ($29,325 million as at December 31, 2020). Unlike projected benefit obligations, accumulated benefit obligations do not take into account the future salary assumption.

Pension Plan assets

Investments and their associated risks are managed in accordance with the Hydro-Québec Pension Fund Investment Management Policy (the “Investment Policy”), which is approved every year by the Board of Directors. These risks include market risk, credit risk and liquidity risk. The Investment Policy provides for diversification of benchmark portfolio securities in order to maximize the expected return within an acceptable risk interval that takes into account the volatility of the Pension Plan’s surplus or deficit. Additional frameworks define the approval process for each type of transaction and establish rules governing the active management of the different portfolios as well as credit risk management. Compliance with the Investment Policy and the additional frameworks is monitored on a regular basis. The Investment Policy allows the use of derivative instruments such as forward contracts, options and swaps.

The target allocation of Pension Plan investments, as established by the Investment Policy in effect as at December 31, 2021, was as follows:

%	Target allocation

Fixed-income securities	35

Equities	51

Alternative investments[a]	14

100

a)	Alternative investments include real estate investments, private investments and commercial mortgages.

The fair value of net Pension Plan investments as at December 31, according to the fair value hierarchy and based on the type of securities, was as follows:

	2021				2020

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash	1,459	–	–	1,459	1,392	–	–	1,392

Short-term investments[a]	–	55	–	55	–	36	–	36

Bonds[a,b]	647	7,745	–	8,392	558	7,155	–	7,713

Listed shares	13,911	–	–	13,911	12,734	–	–	12,734

Real estate investments[a,c]	758	1	3,795	4,554	164	2	3,273	3,439

Private investments[d]	–	–	2,317	2,317	–	–	1,408	1,408

Hedge funds[e]	–	2,917	–	2,917	490	2,040	–	2,530

Derivative instruments – Assets[f]	1	156	–	157	1	65	–	66

Derivative instruments – Liabilities[f]	(11)	(8)	–	(19)	(12)	(16)	–	(28)

Investment liabilities[a,g]	–	(1,421)	–	(1,421)	–	–	–	–

Other	9	25	–	34	7	30	–	37

	16,774	9,470	6,112	32,356 [h]	15,334	9,312	4,681	29,327	[h]

a)

The fair value of Level 2 short-term investments, bonds, real estate investments and investment liabilities is essentially measured by discounting net future cash flows, based on the current market rate of return.

b)	Pension Plan assets include securities issued by Hydro-Québec, as well as by the Québec government and some of its agencies, for a total of $1,188 million ($1,365 million as at December 31, 2020).

c)

The fair value of Level 3 real estate investments is measured by independent appraisers. The main method used to determine the fair value of these investments is discounting future cash flows. This method is based on observable and unobservable inputs, in particular the discount rate and future cash flows.

d)	The fair value of private investments is measured by various techniques including future cash flow discounting or using data such as earnings multiples or the price of recent comparable transactions.

e)	Hedge funds are measured at the values provided by the fund managers, which are determined on the basis of the fair value of the underlying investments or of the net asset value.

f)	Level 2 derivatives are measured using the market closing prices of the underlying products or by discounting net future cash flows.

g)

Investment liabilities consist of securities sold under repurchase agreements. The investments in question are presented in assets given that the Pension Fund retains nearly all the risks and rewards incidental to their ownership.

h)	The fair value of investments does not take into account the net amount of payables and receivables, which is an amount payable of $128 million ($66 million as at December 31, 2020).

Note 18	Employee Future Benefits (continued)

A reconciliation of the opening and closing balances of Level 3 investments is presented in the table below:

			2021			2020

	Real estate investments	Private investments	Total	Real estate investments	Private investments	Total

Balance, beginning of year	3,273	1,408	4,681	3,176	1,079	4,255

Acquisitions	600	741	1,341	347	397	744

Disposals	(308)	(335)	(643)	(134)	(145)	(279)

Realized net (losses) gains	(9)	(10)	(19)	3	2	5

Unrealized net gains (losses)	239	513	752	(119)	75	(44)

Balance, end of year	3,795	2,317	6,112	3,273	1,408	4,681

In 2021 and 2020, there was no reclassification between Level 3 and Levels 1 and 2.

Other plan assets

Other plan assets as at December 31, 2021, were composed of bonds issued by Hydro-Québec for a total of $92 million ($91 million as at December 31, 2020), as well as cash amounting to $19 million ($21 million as at December 31, 2020). Bonds are classified at Level 2 in the fair value hierarchy.

Plan costs

NET COST COMPONENTS RECOGNIZED FOR THE YEAR

	Pension Plan			Other plans			Total

	2021	2020	2019	2021	2020	2019	2021	2020	2019

Current service cost[a]	704	610	431	55	52	43	759	662	474
Other components of employee future benefit cost[b]

Interest on obligations	681	848	906	43	51	53	724	899	959

Expected return on plan assets	(1,852)	(1,713)	(1,623)	(3)	(2)	(2)	(1,855)	(1,715)	(1,625)

Amortization of net actuarial loss	346	287	91	40	33	16	386	320	107

Amortization of past service costs (credits)	7	7	7	(5)	(5)	(5)	2	2	2
	(818)	(571)	(619)	75	77	62	(743)	(494)	(557)

Net (credit) cost recognized for the year	(114)	39	(188)	130	129	105	16	168	(83)

a)	This component, net of the amount capitalized in assets, is recognized as an operational expenditure.

b)	This item is presented separately in the Consolidated Statements of Operations. Its components are not capitalized in assets.

Note 18	Employee Future Benefits (continued)

COMPONENTS OF OTHER COMPREHENSIVE INCOME FOR THE YEAR

	Pension Plan			Other plans			Total

	2021	2020	2019	2021	2020	2019	2021	2020	2019

Actuarial (gain) loss	(3,752)	1,406	1,934	(135)	182	240	(3,887)	1,588	2,174

Amortization of net actuarial loss	(346)	(287)	(91)	(40)	(33)	(16)	(386)	(320)	(107)

Amortization of past service (costs) credits	(7)	(7)	(7)	5	5	5	(2)	(2)	(2)

Change in Other comprehensive income	(4,105)	1,112	1,836	(170)	154	229	(4,275)	1,266	2,065

Less Change in the employee future benefit regulatory asset	(2,582)	705	1,162	(107)	97	144	(2,689)	802	1,306

Net change in Other comprehensive income	(1,523)	407	674	(63)	57	85	(1,586)	464	759

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

	Pension Plan			Other plans			Total

	2021	2020	2019	2021	2020	2019	2021	2020	2019

Unamortized net actuarial loss	3,166	7,264	6,145	489	664	515	3,655	7,928	6,660

Unamortized past service costs (credits)	4	11	18	(6)	(11)	(16)	(2)	–	2

Aggregate of amounts recognized in Accumulated other comprehensive income	3,170	7,275	6,163	483	653	499	3,653	7,928	6,662

Less Employee future benefit regulatory asset	1,995	4,577	3,872	304	411	314	2,299	4,988	4,186

Net amount recognized in Accumulated other comprehensive income	1,175	2,698	2,291	179	242	185	1,354	2,940	2,476

Note 18	Employee Future Benefits (continued)

Significant actuarial assumptions

The following actuarial assumptions, used to determine the projected benefit obligations and net cost recognized for the plans, result from a weighted average.

	Pension Plan			Other plans

	2021	2020	2019	2021	2020	2019

Projected benefit obligations

Rate at end of year (%)

Discount rate – Projected benefits	3.00	2.57	3.13	3.02	2.58	3.14

Salary escalation rate[a]	3.25	3.35	3.27	–	–	–

Net cost recognized

Rate at end of prior year (%)

Discount rate – Current service cost	2.72	3.18	3.99	2.66	3.15	3.97

Discount rate – Interest on obligations	2.14	2.94	3.64	2.22	2.99	3.72

Expected long-term rate of return on plan assets[b]	6.50	6.50	6.50	2.17	2.27	2.55

Salary escalation rate[a]	3.35	3.27	3.24	–	–	–

Active employees’ average remaining years of service	13	13	13	13	12	12

a)	This rate takes salary increases into account as well as promotion opportunities while in service.

b)

The expected long-term rate of return on the Pension Plan assets is the average of the expected long-term return on the various asset classes, weighted according to their respective target weightings, plus a rebalancing, diversification and active management premium, net of expected management and administrative fees.

As at December 31, 2021, health care costs were based on an annual growth rate of 5.9% for 2022. According to the assumption used, this rate will decrease on a straight-line basis until it reaches a final rate of 4.2% in 2040.

Benefits expected to be paid in next 10 years

	Pension Plan	Other plans
2022	1,168	71
2023	1,187	73
2024	1,205	76
2025	1,223	78
2026	1,241	80
2027–2031	6,510	437

In 2022, Hydro-Québec expects to make contributions of $285 million and $20 million, respectively, to the Pension Plan and the Other plans.

Note 19	Commitments and Contingencies

Commitments

Electricity purchases

On May 12, 1969, Hydro-Québec signed a contract with Churchill Falls (Labrador) Corporation Limited [“CF(L)Co”] whereby Hydro-Québec undertook to purchase substantially all the output from Churchill Falls generating station, which has a rated capacity of 5,428 MW. In 2016, this contract was automatically renewed for a further 25 years in accordance with the contract provisions. On June 18, 1999, Hydro-Québec and CF(L)Co entered into a contract to guarantee the availability of 682 MW of additional power until 2041 for the November 1 to March 31 winter period. In 2021, electricity purchases from CF(L)Co totaled $113 million ($97 million in 2020 and $100 million in 2019).

As at December 31, 2021, Hydro-Québec was also committed under contracts to purchase electricity from other power producers. Based on the renewal clauses, the terms of these contracts extend through 2062. Hydro-Québec had also undertaken to purchase power transmission rights.

On the basis of all these commitments, Hydro-Québec expects to make the following payments over the coming years:

2022	2,041
2023	2,016
2024	2,020
2025	2,084
2026	2,149
2027 and thereafter	24,682

Investments

As part of its development projects and activities aimed at sustaining its assets, Hydro-Québec plans to invest approximately $5.0 billion in property, plant and equipment and intangible assets per year in Québec over the period from 2022 to 2026. In addition, under finance leases that are not yet in force, but under which Hydro-Québec has already made commitments, it expects to make lease payments for a total undiscounted amount of $2.9 billion from 2022 to 2064.

Contingencies

Guarantees

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at December 31, 2021, the amortized cost of the long-term debts concerned was $2,119 million ($2,843 million as at December 31, 2020).

Litigation

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any significant adverse effect of such contingent liabilities on Hydro-Québec’s consolidated results or financial position.

Among other ongoing actions, some Indigenous communities have initiated proceedings before the Québec courts against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. In particular, the Innu of Uashat mak Mani-utenam are demanding $1.5 billion in damages resulting from various activities carried out on land they claim as their own. As well, in November 2006 the Innu of Pessamit reactivated an action brought in 1998, aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities of the Manic–Outardes complex are located. This community is claiming $500 million. Hydro-Québec is challenging the legitimacy of these claims.

Moreover, in October 2020, Innu Nation Inc. brought an action for damages against CF(L)Co and Hydro-Québec before the courts of the province of Newfoundland and Labrador. It claims that the construction and operation of the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co, are the result of a joint venture between CF(L)Co and Hydro-Québec and allegedly infringe on the ancestral rights of the Innu of Labrador. Innu Nation Inc. claims that CF(L)Co and Hydro-Québec should refund the profits derived from the complex or, alternatively, provide monetary restitution which, in Hydro-Québec’s case, amounts to $4 billion. Hydro-Québec is challenging the legitimacy of this action.

Investments

Further to the agreement entered into by Hydro-Québec to sell 9.45 TWh of energy to electricity distributors in Massachusetts over a 20-year period, Hydro-Québec and its U.S. partner Central Maine Power (“CMP”) launched the New England Clean Energy Connect (“NECEC”) project in the United States to transmit the power via the State of Maine. This project is part of a larger project aimed at establishing a new interconnection between the Québec and New England grids. In January 2021, CMP initiated the construction of the NECEC line, as all the key authorizations and major permits required by the U.S. regulatory authorities had been obtained. In November 2021, Mainers voted in a citizen initiative referendum to block the project. Hydro-Québec and CMP are challenging the legality of the new law resulting from this initiative in court, and CMP has suspended construction work until the issue has been resolved by the ongoing legal proceedings. In coordination with CMP, Hydro-Québec also suspended some of the construction work related to the interconnection project in Québec.

Note 19	Commitments and Contingencies (continued)

Should the project be abandoned, certain costs recognized as property, plant and equipment under construction, which totaled $347 million as at December 31, 2021, will be charged to results, along with the amounts that Hydro-Québec has undertaken to pay under various agreements, which amounted to $189 million at year-end 2021.

Note 20	Segmented Information

Hydro-Québec carries on its activities in the four reportable business segments defined below. The non-reportable business segments and other activities, including intersegment eliminations and adjustments, are grouped together under Corporate and Other Activities for reporting purposes.

Generation: This segment includes activities related to the operation and development of Hydro-Québec’s generating facilities, except in off-grid systems. It also includes electricity sales and arbitrage transactions on wholesale markets in northeastern North America.

Transmission: This segment includes activities related to the operation and development of the main power transmission system, the marketing of system capacity and the management of power flows across Québec.

Distribution: This segment includes activities related to the operation and development of Hydro-Québec’s distribution grid. It also includes retail electricity sales on the Québec market, as well as customer services and the promotion of energy efficiency.

Construction: This segment includes activities related to the design and execution of construction and refurbishment projects involving mainly power generation and transmission facilities. These projects are almost all carried out in Québec.

Corporate and Other Activities: The corporate units help the business segments carry out their operations. Other activities include, in particular, intersegment eliminations and adjustments.

The amounts presented for each segment are based on the financial information used to prepare the consolidated financial statements. The accounting policies used to calculate these amounts are as described in Note 1, Significant Accounting Policies, and Note 3, Regulation.

Intersegment transactions related to electricity sales are recorded based on the supply and transmission rates provided for in the Act respecting the Régie de l’énergie and An Act to simplify the process for establishing electricity distribution rates. Intersegment products and services are measured at full cost, which includes all costs directly associated with product or service delivery.

Most of Hydro-Québec’s revenue is from Québec, and substantially all its property, plant and equipment are related to its Québec operations. In 2021, revenue from outside Québec amounted to $1,949 million, with $1,217 million originating from the United States ($1,508 million and $1,056 million, respectively, in 2020 and $1,608 million and $1,104 million, respectively, in 2019).

Note 20	Segmented Information (continued)

The following tables present information related to results, assets and investing activities by segment:

						2021

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total
Revenue

External customers	1,940	119	12,447	19	1	14,526	[a]

Intersegment customers	5,282	3,358	82	2,746	(11,468)[b]	–

Depreciation and amortization	850	1,084	597	7	151	2,689

Financial expenses	1,068	847	396	–	57	2,368

Net income (loss)	2,682	581	516	10	(225)	3,564

Total assets	34,672	25,365	14,976	218	7,467	82,698

Investments in property, plant and equipment and intangible assets affecting cash	1,052	1,930	952	6	283	4,223

						2020

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total
Revenue

External customers	1,561	189	11,992	9	(157)	13,594	[a]

Intersegment customers	4,929	3,435	78	2,044	(10,486)[b]	–

Depreciation and amortization	839	1,120	599	7	129	2,694

Financial expenses	1,174	932	434	–	63	2,603

Net income (loss)	1,842	586	216	6	(347)	2,303

Total assets	33,513	24,145	14,147	43	9,047	80,895

Investments in property, plant and equipment and intangible assets affecting cash	940	1,423	773	9	221	3,366

Note 20	Segmented Information (continued)

						2019

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total
Revenue

External customers	1,665	48	12,161	1	146	14,021	[a]

Intersegment customers	5,027	3,445	83	2,244	(10,799)[b]	–

Depreciation and amortization	867	1,074	606	7	228	2,782

Financial expenses	1,241	962	456	–	36	2,695

Net income (loss)	2,042	569	323	1	(12)	2,923

Total assets	33,534	23,773	14,079	40	7,137	78,563

Investments in property, plant and equipment and intangible assets affecting cash	1,110	1,563	737	4	200	3,614

a)

Including $69 million from sources other than contracts with customers [$148 million in 2020 and $(55) million in 2019], of which no amount relates to alternative revenue programs involving certain regulatory assets and liabilities [nil in 2020 and $(102) million in 2019].

b)	Including intersegment eliminations of $(13,747) million [$(12,489) million in 2020 and $(12,774) million in 2019].

Note 21	Comparative Information

Some of the prior year’s data have been reclassified to conform to the presentation adopted in the current year.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

Long-term debt is shown at amortized cost (see “Note 1 to the 2021 Consolidated Financial Statements” under “Financial Instruments – Other receivables and financial liabilities”).

The following table sets forth the non-consolidated and outstanding long-term debt by issue of Hydro-Québec, as of December 31, 2021, expressed in Canadian dollars and in currency units:

LONG-TERM DEBT BY ISSUE

Series	Maturity Date	Issue Date[a]	Interest Rate %	Amortized Cost in Canadian Dollars	Nominal Amount in Canadian Dollars	CUSIP Number or ISIN Code	References[b]

Payable in Canadian Dollars
IC	2022-07-15	1992-07-15	9.625	1,862,649,730	1,865,281,000	448814 DZ 3
IH	2031-02-26	1993-07-27	11.000	213,675,927	190,000,000	448814 EG 4
JG	2031-08-15	1999-01-26	6.000	826,424,880	825,675,000	448814 GY 3
JM	2045-02-15	2006-10-17	5.000	5,075,911,915	5,000,000,000	CA448814 HZ 92
JN	2050-02-15	2009-01-15	5.000	7,795,588,734	7,000,000,000	CA448814 JA 24
JQ	2055-02-15	2014-11-04	4.000	8,840,986,845	7,000,000,000	CA448814 8V 86
JR	2060-02-15	2020-11-09	2.100	4,858,156,094	5,500,000,000	CA448814 JC 89

Medium-term notes issued under Canadian MTN program

0079	2022-03-02	2021-03-02	0.306	10,381,000	10,381,000	CA44889Z FB 72
0060	2022-04-15	2009-10-14	—	64,344,578	65,160,000	CA44889Z EG 78
0076	2023-04-14	2020-04-14	Various	999,679,452	1,000,000,000	CA44889Z EY 84
0077	2023-04-29	2020-04-29	—	25,374,066	25,675,000	CA44889Z EZ 59
0070	2024-03-02	2017-03-02	2.032	9,336,000	9,336,000	CA44889Z ES 17
0065	2024-03-07	2014-03-07	3.308	12,000,000	12,000,000	CA44889Z EM 47
0005	2024-11-07	1996-11-07	7.500	25,000,000	25,000,000	CA44889Z DZ 68
0071	2027-03-02	2017-03-02	2.461	15,000,000	15,000,000	CA44889Z ET 99
0061	2027-04-15	2009-10-14	—	49,641,562	65,450,000	CA44889Z EH 51
0017	2029-01-16	1999-02-02	6.500	77,500,486	75,000,000	CA44889Z CK 09
0081	2029-04-30	2021-04-29	—	31,099,474	36,036,000	CA44889Z FD 39
0078	2030-06-30	2020-06-30	1.322	35,169,000	35,169,000	CA44889Z FA 99
0080	2031-03-03	2021-03-02	2.048	10,000,000	10,000,000	CA44889Z FC 55
0038	2031-08-15	2001-01-17	6.000	4,171,712	4,325,000	CA44889Z DG 87
0009	2035-01-16	1998-02-03	6.500	704,367,130	686,500,000	CA44889Z BF 23
0011	2035-01-16	1998-02-18	Various	49,452,914	50,000,000	CA44889Z BH 88	1
0016	2035-01-16	1998-07-27	Various	161,740,745	170,000,000	CA44889Z CJ 36	2
0019	2035-02-15	1999-04-30	6.500	4,010,653,906	3,794,000,000	CA44889Z CM 64
0012	2035-07-16	1998-06-05	Various	123,807,537	150,000,000	CA44889Z BJ 45	3
0014	2035-07-16	1998-07-15	—	44,404,974	73,500,000	—	4
0020	2040-02-15	1999-05-14	6.000	4,163,700,328	3,770,500,000	CA44889Z CN 48
0032	2050-02-15	2000-08-01	6.000	47,699,644	50,000,000	CA44889Z DA 18
0033	2060-02-15	2000-11-02	Various	742,409,884	200,000,000	CA44889Z DB 90	5
0037	2060-02-15	2001-01-12	Various	118,114,252	10,000,000	CA44889Z DF 05	6
0039	2060-02-15	2001-01-19	Various	447,743,940	121,000,000	CA44889Z DH 60	7
0040	2060-02-15	2001-01-24	Various	54,622,176	30,000,000	CA44889Z DJ 27	8

Present value of lease obligations for regional offices and service facilities				122,821,598
Others				1,474,860,922

Debt classified by currency of issue				43,108,491,405

Debt classified by currency of repayment[d]				49,128,108,218

Series	Maturity Date	Issue Date[a]	Interest Rate %	Amortized Cost in Canadian Dollars[c]	Nominal Amount in Currency Units	CUSIP Number or ISIN Code	References[b]

Payable in U.S. Dollars
HY	2022-01-15	1992-01-30	8.400	1,265,532,455	1,000,000,000	448814 DX 8
IO	2024-07-07	1994-07-07	8.050	1,264,126,280	999,950,000	448814 EJ 8
GF	2026-03-01	1986-03-13	8.875	315,170,111	250,000,000	448814 CP 6	9
GH	2026-04-15	1986-04-30	8.250	314,861,282	250,000,000	448814 CS 0	9
GQ	2027-01-15	1987-01-29	8.250	314,869,718	250,000,000	448814 CT 8
HE	2029-06-15	1989-06-22	8.625	315,133,159	250,000,000	448814 DB 6
HH	2029-12-01	1989-12-07	8.500	629,291,298	500,000,000	448814 DC 4
HK	2030-04-15	1990-04-18	9.375	629,564,959	500,000,000	448814 DF 7
HQ	2030-11-15	1990-11-20	9.500	627,750,638	500,000,000	448814 DL 4

Medium-term notes issued under U.S. MTN program

B-49	2022-02-15	1992-02-24	9.800	63,361,995	50,000,000	44881H BY 9
B-64	2022-05-10	1992-04-30	9.750	25,394,377	20,000,000	44881H CL 6
B-124	2024-11-18	1994-11-18	8.910	31,918,563	25,000,000	44881H ET 7
B-125	2025-03-28	1995-03-28	8.400	70,214,969	55,000,000	44881H EU 4
B-127	2026-01-03	1996-01-03	6.270	63,191,756	50,000,000	44881H EW 0
B-63	2027-04-30	1992-04-30	9.500	26,020,108	20,000,000	44881H CK 8
B-130	2028-07-13	1998-07-13	6.625	63,215,145	50,000,000	44881H EZ 3

Debt classified by currency of issue				6,019,616,813

Debt classified by currency of repayment[d]				–

Total Long-term Debt				49,128,108,218

a)	If more than one issue date, the date of the first issue is indicated.
b)	Not redeemable unless otherwise specified.
c)	Translated at rates in effect at December 31, 2021(U.S. Dollar: $1.2656).
d)	Takes into account swaps related to long-term debt (see Notes 12 and 15 to the2021 Consolidated Financial Statements).

1)	From January 16, 2022, fixed coupon amounts of $1.6 million payable semi-annually.
2)	From January 16, 1999 to January 16, 2014, interest coupons of $3 million payable semi-annually. From January 16, 2024 to January 16, 2035, interest coupons of $5.525 million payable semi-annually.
3)	Fixed rate coupon of 6.5% semi-annually commencing on January 16, 2026.
4)	Maturing semi-annually from January 16, 2025 to July 16, 2035 in various payment amounts.
5)	No interest payment until February 15, 2030 exclusive. Commencing on February 15, 2030, fixed rate coupon of 45% payable semi-annually.
6)

No interest payment until February 15, 2041 exclusive. From February 15, 2041 to February 15, 2045, interest coupons of $50 million payable annually. From February 15, 2046 to February 15, 2050, interest coupons of $35 million payable annually. From February 15, 2051 to February 15, 2055, interest coupons of $20 million payable annually. From February 15, 2056 to February 15, 2059, interest coupons of $10 million payable annually.

7)	No interest payment until February 15, 2040 exclusive. Commencing on February 15, 2040, fixed rate coupon of 100% payable semi-annually.
8)

No interest payment until February 15, 2050 exclusive. From February 15, 2050 to February 15, 2052, interest coupons of $45 million payable annually. From February 15, 2053 to February 15, 2055, interest coupons of $40 million payable annually. From February 15, 2056 to February 15, 2058, interest coupons of $35 million payable annually. On February 15, 2059, interest coupon of $30 million is payable.

9)

Sinking fund debentures. As disclosed in the 2021 Consolidated Financial Statements, an amount of $74 million was reported under Short-term investments for this purpose and an amount of $647 million was reported under Other assets.